Registration No.  333-122478
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 3 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 950

B.   Name of depositor:

                     FIRST TRUST PORTFOLIOS L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                           Copy to:
     JAMES A. BOWEN                        ERIC F. FESS
     c/o First Trust Portfolios L.P.       c/o Chapman and Cutler LLP
     1001 Warrenville Road                 111 West Monroe Street
     Lisle, Illinois  60532                Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 31, 2005 at 2:00 p.m. pursuant to Rule 487.

                ________________________________


              The Dow(sm) Dividend And Repurchase Target 10
                   Portfolio, 2nd Quarter 2005 Series
         The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series
           Global Target 15 Portfolio, 2nd Quarter 2005 Series
       The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series
   NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series
          The S&P Target 24 Portfolio, 2nd Quarter 2005 Series
           Target Small-Cap Portfolio, 2nd Quarter 2005 Series
     Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series

                                 FT 950

FT 950 is a series of a unit investment trust, the FT Series. FT 950 consists of nine separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a portfolio of common stocks ("Securities") selected by applying a specialized strategy. The objective of each Trust is to provide the potential for an above-average total return.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                             FIRST TRUST (R)

                             1-800-621-9533


              The date of this prospectus is March 31, 2005

                            Table of Contents

Summary of Essential Information                                3
Fee Table                                                       6
Report of Independent Registered Public Accounting Firm         9
Statements of Net Assets                                       10
Schedules of Investments                                       13
The FT Series                                                  25
Portfolios                                                     25
Risk Factors                                                   30
Hypothetical Performance Information                           32
Public Offering                                                36
Distribution of Units                                          38
The Sponsor's Profits                                          40
The Secondary Market                                           40
How We Purchase Units                                          40
Expenses and Charges                                           40
Tax Status                                                     41
Retirement Plans                                               43
Rights of Unit Holders                                         43
Income and Capital Distributions                               44
Redeeming Your Units                                           45
Investing in a New Trust                                       46
Removing Securities from a Trust                               46
Amending or Terminating the Indenture                          47
Information on the Sponsor, Trustee and Evaluator              48
Other Information                                              49

                     Summary of Essential Information

                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                        The Dow(sm)       The Dow(sm)       Global
                                                                        DART 10           Target 5          Target 15
                                                                        Portfolio, 2nd    Portfolio, 2nd    Portfolio, 2nd
                                                                        Quarter 2005      Quarter 2005      Quarter 2005
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                  14,999            15,003            14,644
Fractional Undivided Interest in the Trust per Unit (1)                    1/14,999          1/15,003          1/14,644
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)           $ 9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
       (2.980% of the net amount invested, exclusive of the deferred
        sales charge and creation and development fee) (3)                  $  .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                      $ (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                               $ (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                          $10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $ 9.755           $ 9.755           $ 9.755
Redemption Price per Unit (based on aggregate underlying
     value of Securities less the deferred sales charge) (5)                $ 9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                              $ .3163           $ .4408           $ .4416
Cash CUSIP Number                                                        30268L 222        30268L 263        30268L 347
Reinvestment CUSIP Number                                                30268L 230        30268L 271        30268L 354
Fee Accounts Cash CUSIP Number                                           30268L 248        30268L 289        30268L 362
Fee Accounts Reinvestment CUSIP Number                                   30268L 255        30268L 297        30268L 370
Security Code                                                                030192            030196            030200
Ticker Symbol                                                                FTTDAX            FFIAPX            FGLAPX

First Settlement Date                                 April 5, 2005
Mandatory Termination Date (7)                        June 30, 2006
Rollover Notification Date (8)                        June 1, 2006
Special Redemption and Liquidation Period (8)         June 15, 2006 to June 30, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2005.

____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                          NYSE (R)
                                                                        The Nasdaq (R)    International     The S&P
                                                                        Target 15         Target 25         Target 24
                                                                        Portfolio, 2nd    Portfolio, 2nd    Portfolio, 2nd
                                                                        Quarter 2005      Quarter 2005      Quarter 2005
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                  15,007            14,997            14,992
Fractional Undivided Interest in the Trust per Unit (1)                    1/15,007          1/14,997          1/14,992
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)           $ 9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)                   $  .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                      $ (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                               $ (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                          $10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $ 9.755           $ 9.755           $ 9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                    $ 9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                              $ .0299           $ .1921           $ .1164
Cash CUSIP Number                                                        30268L 388        30268L 420        30268L 461
Reinvestment CUSIP Number                                                30268L 396        30268L 438        30268L 479
Fee Accounts Cash CUSIP Number                                           30268L 404        30268L 446        30268L 487
Fee Accounts Reinvestment CUSIP Number                                   30268L 412        30268L 453        30268L 495
Security Code                                                                030204            030208            030212
Ticker Symbol                                                                FNQPPX            FNYSAX            FTSPAX

First Settlement Date                                 April 5, 2005
Mandatory Termination Date (7)                        June 30, 2006
Rollover Notification Date (8)                        June 1, 2006
Special Redemption and Liquidation Period (8)         June 15, 2006 to June 30, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2005.

____________

See "Notes to Summary of Essential Information" on page 5.

                     Summary of Essential Information

                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005


                   Sponsor:   First Trust Portfolios L.P.
                   Trustee:   The Bank of New York
                 Evaluator:   First Trust Advisors L.P.

                                                                                          Target VIP        Target VIP
                                                                        Target Small-Cap  Aggressive Equity Conservative Equity
                                                                        Portfolio, 2nd    Portfolio, 2nd    Portfolio, 2nd
                                                                        Quarter 2005      Quarter 2005      Quarter 2005
                                                                        Series            Series            Series
                                                                        ____________      ____________      ____________
Initial Number of Units (1)                                                  14,995            39,951            39,988
Fractional Undivided Interest in the Trust per Unit (1)                    1/14,995          1/39,951          1/39,988
Public Offering Price:
   Aggregate Offering Price Evaluation of Securities per Unit (2)           $ 9.900           $ 9.900           $ 9.900
   Maximum Sales Charge of 2.95% of the Public Offering Price per Unit
      (2.980% of the net amount invested, exclusive of the deferred
       sales charge and creation and development fee) (3)                   $  .295           $  .295           $  .295
   Less Deferred Sales Charge per Unit                                      $ (.145)          $ (.145)          $ (.145)
   Less Creation and Development Fee per Unit                               $ (.050)          $ (.050)          $ (.050)
Public Offering Price per Unit (4)                                          $10.000           $10.000           $10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $ 9.755           $ 9.755           $ 9.755
Redemption Price per Unit
   (based on aggregate underlying value of Securities
     less the deferred sales charge) (5)                                    $ 9.755           $ 9.755           $ 9.755
Estimated Net Annual Distribution per Unit (6)                              $ .0266           $ .1403           $ .1850
Cash CUSIP Number                                                        30268L 503        30268L 586        30268L 628
Reinvestment CUSIP Number                                                30268L 511        30268L 594        30268L 636
Fee Accounts Cash CUSIP Number                                           30268L 529        30268L 602        30268L 644
Fee Accounts Reinvestment CUSIP Number                                   30268L 537        30268L 610        30268L 651
Security Code                                                                030216            030220            030224
Ticker Symbol                                                                FTSAPX            FVAAPX            FVCAPX

First Settlement Date                                 April 5, 2005
Mandatory Termination Date (7)                        June 30, 2006
Rollover Notification Date (8)                        June 1, 2006
Special Redemption and Liquidation Period (8)         June 15, 2006 to June 30, 2006
Income Distribution Record Date                       Fifteenth day of June and December, commencing June 15, 2005.
Income Distribution Date (6)                          Last day of June and December, commencing June 30, 2005.

____________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on April 1, 2005, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price on the relevant stock exchange at the Evaluation Time on the business day prior to the Initial Date of Deposit. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price on such date. The value of foreign Securities trading in non-U.S. currencies is determined by converting the value of such Securities to their U.S. dollar equivalent based on the offering side of the currency exchange rate for the currency in which a Security is generally denominated at the Evaluation Time on the business day prior to the Initial Date of Deposit. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge, a deferred sales charge and the creation and development fee. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit, the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date, a pro rata share of any accumulated dividends on the Securities will be included.

(5) During the initial offering period the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will include the creation and development fee and estimated organization costs per Unit set forth under "Fee Table." After the initial offering period, the Sponsor's Initial Repurchase Price per Unit and Redemption Price per Unit will not include such creation and development fee and estimated organization costs. See "Redeeming Your Units."

(6) The actual net annual distribution per Unit you receive will vary from that set forth above with changes in a Trust's fees and expenses, dividends received, currency exchange rates, and foreign withholding and with the sale of Securities. See "Fee Table" and "Expenses and Charges." Dividend yield was not a selection criterion for The Nasdaq (R) Target 15 Portfolio, The S&P Target 24 Portfolio or the Target Small-Cap Portfolio. At the rollover date for Rollover Unit holders or upon termination of a Trust for Remaining Unit holders, amounts in the Income Account (which consist of dividends on the Securities) will be included in amounts distributed to Unit holders. The Trustee will distribute money from the Capital Account monthly on the last day of each month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, the Trustee will distribute any funds in the Capital Account as part of the final liquidation distribution.

(7) See "Amending or Terminating the Indenture."

(8)See "Investing in a New Trust."

                                Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public
Offering" and "Expenses and Charges." Although the Trusts have a term of approximately 15 months and are unit investment trusts rather than mutual funds, this information allows you to compare fees.

                                                         The Dow(sm)                 The Dow(sm)                    Global
                                                     DART 10 Portfolio          Target 5 Portfolio            Target 15 Portfolio
                                                   2nd Quarter 2005 Series     2nd Quarter 2005 Series     2nd Quarter 2005 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .127%(f)     $.0127         .127%(f)     $.0127         .196%(f)     $.0196
                                                   -----        ------         -----        ------         -----        ------
Total                                              .187%        $.0187         .187%        $.0187         .256%        $.0256
                                                   =====        ======         =====        ======         =====        ======

                                                   The Nasdaq(R) Target 15      NYSE(R) International         The S&P Target 24
                                                         Portfolio               Target 25 Portfolio               Portfolio
                                                   2nd Quarter 2005 Series     2nd Quarter 2005 Series     2nd Quarter 2005 Series
                                                   -----------------------     -----------------------     -----------------------
                                                               Amount                      Amount                      Amount
                                                               per Unit                    per Unit                    per Unit
                                                               --------                    --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .147%(f)     $.0147         .147%(f)     $.0147         .157%(f)     $.0157
                                                   -----        ------         -----        ------         -----        ------
Total                                              .207%        $.0207         .207%        $.0207         .217%        $.0217
                                                   =====        ======         =====        ======         =====        ======

                                                                                    Target VIP
                                                    Target Small-Cap             Aggressive Equity
                                                        Portfolio                    Portfolio
                                                   2nd Quarter 2005 Series     2nd Quarter 2005 Series
                                                   -----------------------     -----------------------
                                                               Amount                      Amount
                                                               per Unit                    per Unit
                                                               --------                    --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100          1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145          1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050          0.50%(c)     $.050
                                                   -----        ------         -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295          2.95%        $.295
                                                   =====        ======         =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290         .290%(d)     $.0290
                                                   =====        ======         =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060         .060%        $.0060
Trustee's fee and other operating expenses         .107%(f)     $.0107         .281%(f)     $.0281
                                                   -----        ------         -----        ------
Total                                              .167%        $.0167         .341%        $.0341
                                                   =====        ======         =====        ======


                                                          Target VIP
                                                     Conservative Equity
                                                         Portfolio
                                                   2nd Quarter 2005 Series
                                                   -----------------------
                                                               Amount
                                                               per Unit
                                                               --------
UNIT HOLDER SALES FEES
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)

MAXIMUM SALES CHARGE
Initial sales charge                               1.00%(a)     $.100
Deferred sales charge                              1.45%(b)     $.145
Creation and development fee                       0.50%(c)     $.050
                                                   -----        ------
Maximum Sales Charge
(including creation and development fee)           2.95%        $.295
                                                   =====        ======

ORGANIZATION COSTS
(AS A PERCENTAGE OF PUBLIC OFFERING PRICE)
Estimated organization costs                       .290%(d)     $.0290
                                                   =====        ======

ESTIMATED ANNUAL TRUST OPERATING EXPENSES(E)
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Portfolio supervision, bookkeeping,
   administrative and evaluation fees              .060%        $.0060
Trustee's fee and other operating expenses         .261%(f)     $.0261
                                                   -----        ------
Total                                              .321%        $.0321
                                                   =====        ======

                                 Example

This example is intended to help you compare the cost of investing in the Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in the Trust, the principal amount and distributions are rolled annually into a New Trust, you are subject to a reduced transactional sales charge, and you sell your Units at the end of the periods shown. The example also assumes a 5% return on your investment each year and that the Trust's operating expenses stay the same. The example does not take into consideration transaction fees which may be charged by certain broker/dealers for processing redemption requests. Although your actual costs may vary, based on these assumptions your costs would be:

                                                                            1 Year     3 Years    5 Years    10 Years
                                                                            ______     _______    _______    ________
The Dow(sm) DART 10 Portfolio, 2nd Quarter 2005 Series                      $343       $842       $1,367     $2,804
The Dow(sm) Target 5Portfolio, 2nd Quarter 2005 Series                       343        842        1,367      2,804
Global Target 15 Portfolio, 2nd Quarter 2005 Series                          350        863        1,402      2,872
The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series                   345        848        1,377      2,824
NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series           345        848        1,377      2,824
The S&P Target 24 Portfolio, 2nd Quarter 2005 Series                         346        851        1,382      2,834
Target Small-Cap Portfolio, 2nd Quarter 2005 Series                          341        836        1,358      2,784
Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series              358        888        1,444      2,955
Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series            356        882        1,434      2,936

_____________

(a) The combination of the initial and deferred sales charge comprises what we refer to as the "transactional sales charge." The initial sales charge is actually equal to the difference between the maximum sales charge of 2.95% and the sum of any remaining deferred sales charge and creation and development fee.

(b) The deferred sales charge is a fixed dollar amount equal to $.145 per Unit which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in three monthly installments commencing July 20, 2005.

(c) The creation and development fee compensates the Sponsor for creating and developing the Trusts. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period which is expected to be approximately 90 days from the Initial Date of Deposit. If the price you pay for your Units exceeds $10 per Unit, the creation and development fee will be less than 0.50%; if the price you pay for your Units is less than $10 per Unit, the creation and development fee will exceed 0.50%.

(d) Estimated organization costs will be deducted from the assets of each Trust at the end of the initial offering period.

(e) Each of the fees listed herein is assessed on a fixed dollar amount per Unit basis which, as a percentage of average net assets, will vary over time.

(f) Other operating expenses for certain Trusts include estimated per Unit costs associated with a license fee as described in "Expenses and Charges," but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

                          Report of Independent
                    Registered Public Accounting Firm

The Sponsor, First Trust Portfolios L.P., and Unit Holders
FT 950


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 950, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 2nd Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series; Global Target 15 Portfolio, 2nd Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series; NYSE(R) International Target 25 Portfolio, 2nd Quarter
2005 Series; The S&P Target 24 Portfolio, 2nd Quarter 2005 Series; Target Small-Cap Portfolio, 2nd Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series and Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series (collectively, the "Trusts"), as of the opening of business on March 31, 2005 (Initial Date of Deposit). These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. The Trusts are not required to have, nor were we engaged to perform, an audit of the Trusts' internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets, assessing the accounting principles used and significant estimates made by the Trusts' Sponsor, as well as evaluating the overall presentation of the statements of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York, the Trustee, and allocated among the Trusts for the purchase of Securities, as shown in the statements of net assets, as of the opening of business on March 31, 2005, by correspondence with the Trustee. We believe that our audits of the statements of net assets provide a reasonable basis for our opinion.

In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 950, comprising The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 2nd Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series; Global Target 15 Portfolio, 2nd Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series; NYSE(R) International
Target 25 Portfolio, 2nd Quarter 2005 Series; The S&P Target 24
Portfolio, 2nd Quarter 2005 Series; Target Small-Cap Portfolio, 2nd Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series and Target VIP Conservative Equity Portfolio, 2nd Quarter
2005 Series, at the opening of business on March 31, 2005 (Initial Date of Deposit) in conformity with accounting principles generally accepted in the United States of America.




DELOITTE & TOUCHE LLP


Chicago, Illinois
March 31, 2005

                         Statements of Net Assets

                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                    The Dow(sm)        The Dow(sm)         Global Target 15
                                                                    DART 10 Portfolio  Target 5 Portfolio  Portfolio
                                                                    2nd Quarter        2nd Quarter         2nd Quarter
                                                                    2005 Series        2005 Series         2005 Series
                                                                    _____________      _____________      _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,494           $148,533           $144,973
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)              (425)
Less liability for deferred sales charge (4)                          (2,175)            (2,175)            (2,123)
Less liability for creation and development fee (5)                     (750)              (750)              (732)
                                                                    ________           ________           ________
Net assets                                                          $145,134           $145,173           $141,693
                                                                    ========           ========           ========
Units outstanding                                                     14,999             15,003             14,644
Net asset value per Unit (6)                                         $ 9.676            $ 9.676            $ 9.676

ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $149,994           $150,033           $146,437
Less maximum transactional sales charge (7)                           (4,425)            (4,425)            (4,319)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)              (435)              (425)
                                                                    ________           ________           ________
Net assets                                                          $145,134           $145,173           $141,693
                                                                    ========           ========           ========

__________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                                        NYSE(R)
                                                                    The Nasdaq(R)       International
                                                                    Target 15           Target 25           The S&P Target 24
                                                                    Portfolio           Portfolio           Portfolio
                                                                    2nd Quarter         2nd Quarter         2nd Quarter
                                                                    2005 Series         2005 Series         2005 Series
                                                                    _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)  $148,565            $148,475            $148,425
Less liability for reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
Less liability for deferred sales charge (4)                          (2,176)             (2,175)             (2,174)
Less liability for creation and development fee (5)                     (750)               (750)               (750)
                                                                    ________            ________            ________
Net assets                                                          $145,204            $145,115            $145,066
                                                                    ========            ========            ========
Units outstanding                                                     15,007              14,997              14,992
Net asset value per Unit (6)                                         $ 9.676             $ 9.676             $ 9.676

 ANALYSIS OF NET ASSETS
Cost to investors (7)                                               $150,066            $149,974            $149,924
Less maximum transactional sales charge (7)                           (4,427)             (4,424)             (4,423)
Less estimated reimbursement to Sponsor
   for organization costs (3)                                           (435)               (435)               (435)
                                                                    ________            ________            ________
Net assets                                                          $145,204            $145,115            $145,066
                                                                    ========            ========            ========

__________

See "Notes to Statements of Net Assets" on page 12.

                         Statements of Net Assets

                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005


                                                                     Target Small-Cap    Target VIP          Target VIP
                                                                     Portfolio           Aggressive Equity   Conservative Equity
                                                                     2nd Quarter         Portfolio, 2nd      Portfolio, 2nd
                                                                     2005 Series         Quarter 2005 Series Quarter 2005 Series
                                                                     _____________       _____________       _____________
NET ASSETS
Investment in Securities represented by purchase contracts (1) (2)   $148,446            $395,515            $395,883
Less liability for reimbursement to Sponsor for organization costs       (435)             (1,159)             (1,160)
(3)
Less liability for deferred sales charge (4)                           (2,174)             (5,793)             (5,798)
Less liability for creation and development fee (5)                      (750)             (1,998)             (1,999)
                                                                     ________            ________            ________
Net assets                                                           $145,087            $386,565            $386,926
                                                                     ========            ========            ========
Units outstanding                                                      14,995              39,951              39,988
Net asset value per Unit (6)                                          $ 9.676             $ 9.676             $ 9.676
ANALYSIS OF NET ASSETS
Cost to investors (7)                                                $149,945            $399,510            $399,882
Less maximum transactional sales charge (7)                            (4,423)            (11,786)            (11,796)
Less estimated reimbursement to Sponsor for organization costs (3)       (435)             (1,159)             (1,160)
                                                                     ________            ________            ________
Net assets                                                           $145,087            $386,565            $386,926
                                                                     ========            ========            ========

__________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Each Trust invests in a diversified portfolio of common stocks. Aggregate cost of the Securities listed, under "Schedule of Investments" for each Trust is based on their aggregate underlying value. Each Trust has a Mandatory Termination Date of June 30, 2006.

(2) An irrevocable letter of credit for approximately $1,850,000 issued by The Bank of New York (approximately $150,000 will be allocated to each of The Dow(sm) DART 10 Portfolio, 2nd Quarter 2005 Series; The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series; Global Target 15 Portfolio, 2nd Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series; NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series; The S&P Target 24 Portfolio, 2ndQuarter 2005
Series; and Target Small-Cap Portfolio, 2nd Quarter 2005 Series; and approximately $400,000 will be allocated to each of the Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series and the Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series) has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0290 per Unit per Trust. A payment will be made at the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions from a Trust ($.145 per Unit), payable to the Sponsor in three approximately equal monthly installments beginning on July 20, 2005 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through September 20, 2005. If Unit holders redeem Units before September 20, 2005 they will have to pay the remaining amount of the deferred sales charge applicable to such Units when they redeem them.

(5) The creation and development fee ($.050 per Unit for each Trust) is payable by a Trust on behalf of Unit holders out of assets of a Trust at the end of the initial offering period. If Units are redeemed prior to the close of the initial offering period, the fee will not be deducted from the proceeds.

(6) Net asset value per Unit is calculated by dividing a Trust's net assets by the number of Units outstanding. This figure includes organization costs and the creation and development fee, which will only be assessed to Units outstanding at the close of the initial offering period.

(7) The aggregate cost to investors in a Trust includes a maximum sales charge (comprised of an initial and a deferred sales charge and the creation and development fee) computed at the rate of 2.95% of the Public Offering Price (equivalent to 2.980% of the net amount invested, exclusive of the deferred sales charge and the creation and development fee), assuming no reduction of the maximum sales charge as set forth under "Public Offering."

                         Schedule of Investments

  The Dow(sm) Dividend And Repurchase Target 10 Portfolio, 2nd Quarter
                               2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                           Percentage
Number                                                                     of Aggregate  Market      Cost of        Current
of         Ticker Symbol and                                               Offering      Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(5)(6)                          Price         Share       the Trust (2)  Yield (3)
______     ______________________________________                          ____________  _________   _____________  _________
227        MO        Altria Group, Inc.                                      10%         $65.35      $ 14,834       4.47%
251        XOM       Exxon Mobil Corporation                                 10%          59.24        14,869       1.82%
503        GM        General Motors Corporation                              10%          29.50        14,838       6.78%
675        HPQ       Hewlett-Packard Company                                 10%          22.00        14,850       1.45%
389        HD        The Home Depot, Inc.                                    10%          38.15        14,840       1.05%
632        INTC      Intel Corporation                                       10%          23.49        14,846       1.36%
458        MRK       Merck & Co., Inc.                                       10%          32.44        14,858       4.69%
565        PFE       Pfizer Inc.                                             10%          26.29        14,854       2.89%
627        SBC       SBC Communications Inc.                                 10%          23.70        14,860       5.44%
419        VZ        Verizon Communications Inc.                             10%          35.43        14,845       4.57%
                                                                           _____                     ________
                          Total Investments                                 100%                     $148,494
                                                                           =====                     ========
___________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

         The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                          Percentage
Number                                                                    of Aggregate   Market      Cost of        Current
of         Ticker Symbol and                                              Offering       Value per   Securities to  Dividend
Shares     Name of Issuer of Securities (1)(5)(6)                         Price          Share       the Trust (2)  Yield (3)
______     ______________________________________                         ____________   _________   _____________  _________
1,007      GM       General Motors Corporation                              20%          $29.50      $ 29,706        6.78%
  850      JPM      JPMorgan Chase & Co.                                    20%           34.95        29,708        3.89%
  916      MRK      Merck & Co., Inc.                                       20%           32.44        29,715        4.69%
1,130      PFE      Pfizer Inc.                                             20%           26.29        29,708        2.89%
1,253      SBC      SBC Communications Inc.                                 20%           23.70        29,696        5.44%
                                                                          _____                      ________
                         Total Investments                                 100%                      $148,533
                                                                          =====                      ========

___________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

           Global Target 15 Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                                Percentage               Cost of
Number                                                                          of Aggregate  Market     Securities  Current
of        Ticker Symbol and                                                     Offering      Value per  to the      Dividend
Shares    Name of Issuer of Securities (1)(5)(6)                                Price         Share      Trust (2)   Yield (3)
______    ______________________________________                                ____________  _________  __________  _________
          DJIA COMPANIES: (34.16%):
          _________________________
  336     GM         General Motors Corporation                                  6.84%        $29.500    $  9,912      6.78%
  283     JPM        JPMorgan Chase & Co.                                        6.82%         34.950       9,891      3.89%
  305     MRK        Merck & Co., Inc.                                           6.82%         32.440       9,894      4.69%
  377     PFE        Pfizer Inc.                                                 6.84%         26.290       9,911      2.89%
  418     SBC        SBC Communications Inc.                                     6.84%         23.700       9,907      5.44%

          FT INDEX COMPANIES:(34.15%):
          ____________________________
2,537     BT/A LN    BT Group Plc                                                6.83%          3.903       9,902      4.88%
2,068     CPG LN     Compass Group PLC                                           6.83%          4.788       9,902      4.04%
2,097     GKN LN     GKN Plc                                                     6.83%          4.722       9,902      5.22%
6,740     RSA LN     Royal & Sun Alliance Insurance Group Plc                    6.83%          1.469       9,900      6.59%
1,284     SPW LN     Scottish Power Plc                                          6.83%          7.712       9,902      5.62%

           HANG SENG INDEX COMPANIES:(31.69%):
          ____________________________________
 3,000    23 HK      The Bank of East Asia, Ltd.                                 5.94%          2.872       8,615      4.82%
 5,000    2388 HK    BOC Hong Kong (Holdings) Limited                            6.34%          1.840       9,198      4.98%
 5,000    293 HK     Cathay Pacific Airways Limited                              6.46%          1.872       9,359      4.45%
 6,000    101 HK     Hang Lung Properties Limited                                6.02%          1.455       8,730      4.06%
19,000    8 HK       PCCW Limited                                                6.93%          0.529      10,048      3.67%
                                                                               _______                   ________
                             Total Investments                                 100.00%                   $144,973
                                                                               =======                   ========

_____________

See "Notes to Schedules of Investments" on page 24.


                         Schedule of Investments

       The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                                   Percentage        Market      Cost of
Number      Ticker Symbol and                                                      of Aggregate      Value per   Securities to
of Shares   Name of Issuer of Securities (1)(5)(6)                                 Offering Price    Share       the Trust (2)
_________   ______________________________________                                 ______________    _________   _____________
  173       ADBE       Adobe Systems Incorporated                                    7.89%           $ 67.73     $ 11,717
  137       APCC       American Power Conversion Corporation                         2.40%             26.02        3,565
  163       ADSK       Autodesk, Inc. (7)                                            3.24%             29.56        4,818
   96       CTSH       Cognizant Technology Solutions Corporation (7)                2.94%             45.44        4,362
  218       ERTS       Electronic Arts Inc. (7)                                      7.88%             53.71       11,709
   77       GRMN       Garmin Ltd. (4)                                               2.37%             45.69        3,518
1,580       INTC       Intel Corporation                                            24.98%             23.49       37,114
   99       LRCX       Lam Research Corporation (7)                                  1.90%             28.54        2,826
   75       LNCR       Lincare Holdings Inc. (7)                                     2.09%             41.43        3,107
2,974       ORCL       Oracle Corporation (7)                                       24.98%             12.48       37,116
  124       PCAR       PACCAR Inc.                                                   6.03%             72.17        8,949
   66       QLGC       QLogic Corporation (7)                                        1.78%             40.14        2,649
   69       SHLD       Sears Holdings Corporation (7)                                6.04%            130.00        8,970
   50       SIAL       Sigma-Aldrich Corporation                                     2.08%             61.80        3,090
  177       VRSN       VeriSign, Inc. (7)                                            3.40%             28.56        5,055
                                                                                   _______                       ________
                            Total Investments                                      100.00%                       $148,565
                                                                                   =======                       ========

___________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

   NYSE (R) International Target 25 Portfolio, 2nd Quarter 2005 Series
                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005


                                                                                  Percentage
Number                                                                            of Aggregate   Market       Cost of
of          Ticker Symbol and                                                     Offering       Value per    Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Price          Share        the Trust (2)
______      ______________________________________                                ____________   _________    _____________
            Canada (4.01%):
            _______________
 162        AL       Alcan Inc. (4)                                                4.01%         $36.78       $  5,958

            France (12.00%):
            ________________
 221        AXA      AXA S.A. (ADR) (4)                                            4.00%          26.88          5,941
 243        LR       Lafarge S.A. (4) (7)                                          4.00%          24.41          5,932
 193        V        Vivendi Universal S.A. (ADR) (4)                              4.00%          30.78          5,941

            Germany (24.01%):
            _________________
 460        AZ       Allianz AG (ADR) (4)                                          4.00%          12.92          5,943
  84        BF       BASF AG (ADR) (4)                                             3.99%          70.50          5,922
 179        BAY      Bayer AG (ADR) (4)                                            4.01%          33.27          5,955
 133        DCX      DaimlerChrysler AG (4)                                        4.01%          44.82          5,961
 296        DT       Deutsche Telekom AG (ADR) (4)                                 4.00%          20.08          5,944
 207        EON      E.ON AG (ADR) (4)                                             4.00%          28.66          5,933

            Japan (31.99%):
            _______________
  96        HIT      Hitachi, Ltd. (ADR) (4)                                       4.02%          62.19          5,970
 237        HMC      Honda Motor Co., Ltd. (ADR) (4)                               4.00%          25.06          5,939
  82        KYO      Kyocera Corporation (ADR) (4)                                 3.99%          72.20          5,920
 404        MC       Matsushita Electric Industrial Co., Ltd. (ADR) (4)            4.00%          14.69          5,935
 681        MTF      Mitsubishi Tokyo Financial Group, Inc. (ADR) (4)              4.00%           8.72          5,938
 273        NTT      Nippon Telegraph & Telephone Corporation (ADR) (4)            3.99%          21.72          5,930
 352        DCM      NTT DoCoMo, Inc. (ADR) (4)                                    4.00%          16.86          5,935
  79        TM       Toyota Motor Corporation (ADR) (4)                            3.99%          75.04          5,928

            The Netherlands (4.00%):
            ________________________
 195        ING      ING Groep N.V. (ADR) (4)                                      4.00%          30.46          5,940

            Norway (3.99%):
            _______________
  72        NHY      Norsk Hydro ASA (ADR) (4)                                     3.99%          82.22          5,920

            South Korea (8.00%):
            ____________________
 448        KEP      Korea Electric Power Corporation (ADR) (4)                    4.00%          13.26          5,940
 302        SKM      SK Telecom Co., Ltd. (ADR) (4)                                4.00%          19.67          5,940

            Spain (3.99%):
            ______________
 225        REP      Repsol YPF, S.A. (4)                                          3.99%          26.36          5,931

            Switzerland (4.01%):
            ____________________
 354        STM      STMicroelectronics N.V. (4)                                   4.01%          16.80          5,947

            United Kingdom (4.00%):
            _______________________
 222        VOD      Vodafone Group Plc (ADR) (4)                                  4.00%          26.72          5,932
                                                                                  _______                     ________
                          Total Investments                                       100.00%                     $148,475
                                                                                  =======                     ========

______________________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

          The S&P Target 24 Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


                                                                                  Percentage
Number                                                                            of Aggregate    Market      Cost of
of          Ticker Symbol and                                                     Offering        Value per   Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Price           Share       the Trust (2)
______      ______________________________________                                ____________    _________   _____________
  67        ADBE     Adobe Systems Incorporated                                     3.06%         $67.73      $  4,538
 340        ALL      The Allstate Corporation                                      12.33%          53.81        18,295
 178        APCC     American Power Conversion Corporation                          3.12%          26.02         4,632
  63        ADSK     Autodesk, Inc. (7)                                             1.25%          29.56         1,862
  10        BCR      C.R. Bard, Inc.                                                0.46%          68.18           682
  57        CVX      ChevronTexaco Corporation                                      2.24%          58.26         3,321
  90        CLX      The Clorox Company                                             3.82%          63.00         5,670
 139        DG       Dollar General Corporation                                     2.04%          21.81         3,032
  53        ECL      Ecolab Inc.                                                    1.17%          32.71         1,734
   6        EOG      EOG Resources, Inc.                                            0.19%          46.37           278
 125        EFX      Equifax Inc.                                                   2.60%          30.90         3,862
 170        XOM      Exxon Mobil Corporation                                        6.78%          59.24        10,071
  41        GILD     Gilead Sciences, Inc. (7)                                      0.99%          35.86         1,470
 124        HDI      Harley-Davidson, Inc.                                          4.82%          57.68         7,152
 107        HSY      Hershey Foods Corporation                                      4.39%          60.86         6,512
 275        JNJ      Johnson & Johnson                                             12.61%          68.05        18,714
1,439       ORCL     Oracle Corporation (7)                                        12.10%          12.48        17,959
  35        PPG      PPG Industries, Inc.                                           1.67%          71.00         2,485
 178        ROK      Rockwell Automation, Inc.                                      6.74%          56.20        10,004
  64        SAFC     SAFECO Corporation                                             2.08%          48.34         3,094
  14        SIAL     Sigma-Aldrich Corporation                                      0.58%          61.80           865
 211        SLM      SLM Corporation                                                7.10%          49.94        10,537
  98        UST      UST Inc.                                                       3.43%          51.88         5,084
 124        YUM      Yum! Brands, Inc.                                              4.43%          53.00         6,572
                                                                                  _______                     ________
                          Total Investments                                       100.00%                     $148,425
                                                                                  =======                     ========

______________________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

           Target Small-Cap Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


Number                                                                            Percentage      Market       Cost of
of          Ticker Symbol and                                                     of Aggregate    Value per    Securities to
Shares      Name of Issuer of Securities (1)(5)(6)                                Offering Price  Share        the Trust (2)
______      ______________________________________                                ______________  _________    _____________
 45         ACAP     American Physicians Capital, Inc. (7)                         1.03%          $33.89       $  1,525
159         ANSS     ANSYS, Inc. (7)                                               3.64%           34.01          5,408
 86         BSTE     Biosite Incorporated (7)                                      3.07%           53.00          4,558
230         BLT      Blount International, Inc. (7)                                2.59%           16.75          3,852
102         CTR      The Cato Corporation                                          2.20%           32.10          3,274
 50         CRAI     Charles River Associates Incorporated (7)                     1.69%           50.11          2,505
101         CHTT     Chattem, Inc. (7)                                             2.95%           43.39          4,382
 63         CHE      Chemed Corporation                                            3.24%           76.25          4,804
161         CMP      Compass Minerals International, Inc.                          2.73%           25.20          4,057
121         ELBO     Electronics Boutique Holdings Corp. (7)                       3.60%           44.22          5,351
198         BGC      General Cable Corporation (7)                                 1.63%           12.20          2,416
101         GHCI     Genesis HealthCare Corporation (7)                            2.90%           42.60          4,303
106         HOLX     Hologic, Inc. (7)                                             2.28%           32.00          3,392
321         XXIA     Ixia (7)                                                      3.86%           17.85          5,730
119         JCOM     j2 Global Communications, Inc. (7)                            2.75%           34.27          4,078
109         LSCP     Laserscope (7)                                                2.31%           31.40          3,423
260         LFB      Longview Fibre Company                                        3.32%           18.95          4,927
104         MUSA     Metals USA, Inc. (7)                                          1.39%           19.79          2,058
 64         NAFC     Nash-Finch Company                                            1.63%           37.84          2,422
166         NLS      The Nautilus Group, Inc.                                      2.68%           23.95          3,976
106         NCS      NCI Building Systems, Inc. (7)                                2.73%           38.29          4,059
 84         PMTI     Palomar Medical Technologies, Inc. (7)                        1.54%           27.18          2,283
104         PTRY     The Pantry, Inc. (7)                                          2.17%           30.92          3,216
 93         PVA      Penn Virginia Corporation                                     2.88%           45.91          4,270
144         REM      Remington Oil & Gas Corporation (7)                           2.97%           30.60          4,406
 90         SFCC     SFBC International, Inc. (7)                                  2.14%           35.29          3,176
214         SMRT     Stein Mart, Inc. (7)                                          3.16%           21.92          4,691
 53         SSYS     Stratasys, Inc. (7)                                           1.02%           28.49          1,510
 93         SRDX     SurModics, Inc. (7)                                           1.99%           31.72          2,950
164         TDY      Teledyne Technologies Incorporated (7)                        3.53%           31.99          5,246
 82         TIE      Titanium Metals Corporation (7)                               1.91%           34.51          2,830
235         UCI      UICI                                                          3.85%           24.35          5,722
103         UFCS     United Fire & Casualty Company                                2.35%           33.92          3,494
 62         UIC      United Industrial Corporation                                 1.24%           29.65          1,838
182         MTN      Vail Resorts, Inc. (7)                                        3.10%           25.28          4,601
129         VTIV     Ventiv Health, Inc. (7)                                       1.97%           22.70          2,928
140         WHQ      W-H Energy Services, Inc. (7)                                 2.23%           23.70          3,318
 71         WPSC     Wheeling-Pittsburgh Corporation (7)                           1.47%           30.75          2,183
150         WLL      Whiting Petroleum Corporation (7)                             4.00%           39.56          5,934
113         INT      World Fuel Services Corporation                               2.26%           29.65          3,350
                                                                                 _______                       ________
                             Total Investments                                   100.00%                       $148,446
                                                                                 =======                       ========

___________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

     Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series
                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005



Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                   Offering Price   per Share   the Trust (2)
______    ______________________________________                                   ______________   _________   _____________
          The Dow(sm) DART 10 Strategy Stocks (20.03%):
          _____________________________________________
  121     MO          Altria Group, Inc.                                             2.00%          $65.35      $7,907
  134     XOM         Exxon Mobil Corporation                                        2.01%           59.24       7,938
  268     GM          General Motors Corporation                                     2.00%           29.50       7,906
  360     HPQ         Hewlett-Packard Company                                        2.00%           22.00       7,920
  208     HD          The Home Depot, Inc.                                           2.01%           38.15       7,935
  337     INTC        Intel Corporation                                              2.00%           23.49       7,916
  244     MRK         Merck & Co., Inc.                                              2.00%           32.44       7,915
  301     PFE         Pfizer Inc.                                                    2.00%           26.29       7,913
  334     SBC         SBC Communications Inc.                                        2.00%           23.70       7,916
  224     VZ          Verizon Communications Inc.                                    2.01%           35.43       7,936

          Global Target 15 Strategy Stocks (10.01%):
          __________________________________________
          DJIA COMPANIES:
   89     GM          General Motors Corporation                                     0.66%           29.50       2,625
   76     JPM         JPMorgan Chase & Co.                                           0.67%           34.95       2,656
   81     MRK         Merck & Co., Inc.                                              0.66%           32.44       2,628
  100     PFE         Pfizer Inc.                                                    0.66%           26.29       2,629
  111     SBC         SBC Communications Inc.                                        0.66%           23.70       2,631
          FT INDEX COMPANIES:
  676     BT/A LN     BT Group Plc                                                   0.67%            3.90       2,639
  551     CPG LN      Compass Group PLC                                              0.67%            4.79       2,639
  559     GKN LN      GKN Plc                                                        0.67%            4.72       2,640
1,797     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%            1.47       2,640
  342     SPW LN      Scottish Power Plc                                             0.67%            7.71       2,637
          HANG SENG INDEX COMPANIES:
  919     23 HK       The Bank of East Asia, Ltd.                                    0.67%            2.87       2,639
1,435     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%            1.84       2,640
1,410     293 HK      Cathay Pacific Airways Limited                                 0.67%            1.87       2,640
1,814     101 HK      Hang Lung Properties Limited                                   0.67%            1.46       2,639
4,991     8 HK        PCCW Limited                                                   0.67%            0.53       2,640

          The Nasdaq(R) Target 15 Strategy Stocks (14.97%):
          _________________________________________________
   69     ADBE        Adobe Systems Incorporated                                     1.18%           67.73       4,673
   55     APCC        American Power Conversion Corporation                          0.36%           26.02       1,431
   65     ADSK        Autodesk, Inc. (7)                                             0.49%           29.56       1,921
   38     CTSH        Cognizant Technology Solutions Corporation (7)                 0.44%           45.44       1,727
   87     ERTS        Electronic Arts Inc. (7)                                       1.18%           53.71       4,673
   31     GRMN        Garmin Ltd. (4)                                                0.36%           45.69       1,416
  632     INTC        Intel Corporation                                              3.75%           23.49      14,846
   40     LRCX        Lam Research Corporation (7)                                   0.29%           28.54       1,142
   30     LNCR        Lincare Holdings Inc. (7)                                      0.31%           41.43       1,243
1,189     ORCL        Oracle Corporation (7)                                         3.75%           12.48      14,839
   49     PCAR        PACCAR Inc.                                                    0.89%           72.17       3,536
   26     QLGC        QLogic Corporation (7)                                         0.26%           40.14       1,044
   27     SHLD        Sears Holdings Corporation (7)                                 0.89%          130.00       3,510
   20     SIAL        Sigma-Aldrich Corporation                                      0.31%           61.80       1,236
   71     VRSN        VeriSign, Inc. (7)                                             0.51%           28.56       2,028

                    Schedule of Investments (cont'd.)

     Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series
                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and                                                         of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                    Offering Price   per Share   the Trust (2)
______    ______________________________________                                    ______________   _________   _____________
          The S&P Target 24 Strategy Stocks (30.01%):
          ___________________________________________
   53     ADBE        Adobe Systems Incorporated                                      0.91%          $67.73      $  3,590
  272     ALL         The Allstate Corporation                                        3.70%           53.81        14,636
  142     APCC        American Power Conversion Corporation                           0.93%           26.02         3,695
   50     ADSK        Autodesk, Inc. (7)                                              0.37%           29.56         1,478
    8     BCR         C.R. Bard, Inc.                                                 0.14%           68.18           545
   45     CVX         ChevronTexaco Corporation                                       0.66%           58.26         2,622
   72     CLX         The Clorox Company                                              1.15%           63.00         4,536
  111     DG          Dollar General Corporation                                      0.61%           21.81         2,421
   42     ECL         Ecolab Inc.                                                     0.35%           32.71         1,374
    5     EOG         EOG Resources, Inc.                                             0.06%           46.37           232
  100     EFX         Equifax Inc.                                                    0.78%           30.90         3,090
  136     XOM         Exxon Mobil Corporation                                         2.04%           59.24         8,057
   33     GILD        Gilead Sciences, Inc. (7)                                       0.30%           35.86         1,183
   99     HDI         Harley-Davidson, Inc.                                           1.44%           57.68         5,710
   86     HSY         Hershey Foods Corporation                                       1.32%           60.86         5,234
  220     JNJ         Johnson & Johnson                                               3.79%           68.05        14,971
1,152     ORCL        Oracle Corporation (7)                                          3.62%           12.48        14,377
   28     PPG         PPG Industries, Inc.                                            0.50%           71.00         1,988
  143     ROK         Rockwell Automation, Inc.                                       2.03%           56.20         8,037
   51     SAFC        SAFECO Corporation                                              0.62%           48.34         2,465
   12     SIAL        Sigma-Aldrich Corporation                                       0.19%           61.80           742
  169     SLM         SLM Corporation                                                 2.13%           49.94         8,440
   79     UST         UST Inc.                                                        1.04%           51.88         4,099
   99     YUM         Yum! Brands, Inc.                                               1.33%           53.00         5,247

          Value Line(R) Target 25 Strategy Stocks (24.98%):
          _________________________________________________
 70       ANF         Abercrombie & Fitch Co. (Class A)                               1.00%           56.50         3,955
 91       AKS         AK Steel Holding Corporation (7)                                0.25%           10.85           987
117       AEOS        American Eagle Outfitters, Inc.                                 0.86%           29.10         3,405
 34       BZH         Beazer Homes USA, Inc.                                          0.43%           49.70         1,690
 20       BRY         Berry Petroleum Company                                         0.25%           49.14           983
 22       BMHC        Building Materials Holding Corporation                          0.25%           44.31           975
 18       CLF         Cleveland-Cliffs Inc.                                           0.32%           70.81         1,275
107       CTSH        Cognizant Technology Solutions Corporation (7)                  1.23%           45.44         4,862
 46       CMC         Commercial Metals Company                                       0.39%           33.34         1,534
355       ECA         EnCana Corp. (4)                                                6.07%           67.59        23,994
185       EOG         EOG Resources, Inc.                                             2.17%           46.37         8,578
 38       HOV         Hovnanian Enterprises, Inc. (Class A) (7)                       0.48%           50.31         1,912
 38       KBH         KB HOME                                                         1.11%          115.83         4,402
 25       LSS         Lone Star Technologies, Inc. (7)                                0.25%           38.87           972
 35       MDC         M.D.C. Holdings, Inc.                                           0.61%           68.85         2,410
127       NUE         Nucor Corporation                                               1.84%           57.30         7,277
  5       NVR         NVR, Inc. (7)                                                   1.00%          790.25         3,951
 68       OMM         OMI Corporation                                                 0.32%           18.49         1,257
 69       PHS         PacifiCare Health Systems, Inc.                                 1.02%           58.62         4,045
 20       NX          Quanex Corporation                                              0.27%           53.14         1,063
152       ROK         Rockwell Automation, Inc.                                       2.16%           56.20         8,542
 39       RYL         The Ryland Group, Inc.                                          0.60%           60.85         2,373
 29       SWN         Southwestern Energy Company (7)                                 0.40%           54.32         1,575
 27       SPF         Standard Pacific Corp.                                          0.49%           71.10         1,920
 62       TOL         Toll Brothers, Inc. (7)                                         1.21%           77.10         4,780
                                                                                    _______                      ________
                           Total Investments                                        100.00%                      $395,515
                                                                                    =======                      ========

___________

See "Notes to Schedules of Investments" on page 24.

                         Schedule of Investments

    Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series
                                 FT 950


At the Opening of Business on the Initial Date of Deposit-March 31, 2005


Number                                                                             Percentage       Market      Cost of
of        Ticker Symbol and                                                        of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                   Offering Price   per Share   the Trust (2)
______    ______________________________________                                   ______________   _________   _____________
          The Dow(sm) DART 10 Strategy Stocks (30.01%):
          _____________________________________________
  182     MO          Altria Group, Inc.                                             3.00%          $65.35      $ 11,894
  201     XOM         Exxon Mobil Corporation                                        3.01%           59.24        11,907
  403     GM          General Motors Corporation                                     3.00%           29.50        11,888
  540     HPQ         Hewlett-Packard Company                                        3.00%           22.00        11,880
  311     HD          The Home Depot, Inc.                                           3.00%           38.15        11,865
  506     INTC        Intel Corporation                                              3.00%           23.49        11,886
  366     MRK         Merck & Co., Inc.                                              3.00%           32.44        11,873
  452     PFE         Pfizer Inc.                                                    3.00%           26.29        11,883
  501     SBC         SBC Communications Inc.                                        3.00%           23.70        11,874
  335     VZ          Verizon Communications Inc.                                    3.00%           35.43        11,869

          Global Target 15 Strategy Stocks (10.01%):
          __________________________________________
          DJIA COMPANIES:
   89     GM          General Motors Corporation                                     0.66%           29.50         2,626
   76     JPM         JPMorgan Chase & Co.                                           0.67%           34.95         2,656
   81     MRK         Merck & Co., Inc.                                              0.66%           32.44         2,628
  100     PFE         Pfizer Inc.                                                    0.66%           26.29         2,629
  111     SBC         SBC Communications Inc.                                        0.66%           23.70         2,631
          FT INDEX COMPANIES:
  676     BT/A LN     BT Group Plc                                                   0.67%            3.90         2,639
  551     CPG LN      Compass Group PLC                                              0.67%            4.79         2,639
  559     GKN LN      GKN Plc                                                        0.67%            4.72         2,640
1,797     RSA LN      Royal & Sun Alliance Insurance Group Plc                       0.67%            1.47         2,640
  342     SPW LN      Scottish Power Plc                                             0.67%            7.71         2,638
          HANG SENG INDEX COMPANIES:
  919     23 HK       The Bank of East Asia, Ltd.                                    0.67%            2.87         2,639
1,435     2388 HK     BOC Hong Kong (Holdings) Limited                               0.67%            1.84         2,640
1,410     293 HK      Cathay Pacific Airways Limited                                 0.67%            1.87         2,640
1,814     101 HK      Hang Lung Properties Limited                                   0.67%            1.46         2,639
4,991     8 HK        PCCW Limited                                                   0.67%            0.53         2,640

          The S&P Target 24 Strategy Stocks (50.03%):
          ___________________________________________
   89     ADBE        Adobe Systems Incorporated                                     1.52%           67.73         6,028
  453     ALL         The Allstate Corporation                                       6.16%           53.81        24,376
  237     APCC        American Power Conversion Corporation                          1.56%           26.02         6,167
   84     ADSK        Autodesk, Inc. (7)                                             0.63%           29.56         2,483
   13     BCR         C.R. Bard, Inc.                                                0.22%           68.18           886
   76     CVX         ChevronTexaco Corporation                                      1.12%           58.26         4,428
  121     CLX         The Clorox Company                                             1.92%           63.00         7,623
  186     DG          Dollar General Corporation                                     1.02%           21.81         4,057
   71     ECL         Ecolab Inc.                                                    0.59%           32.71         2,322
    8     EOG         EOG Resources, Inc.                                            0.09%           46.37           371
  167     EFX         Equifax Inc.                                                   1.30%           30.90         5,160
  227     XOM         Exxon Mobil Corporation                                        3.40%           59.24        13,447
   54     GILD        Gilead Sciences, Inc. (7)                                      0.49%           35.86         1,936
  165     HDI         Harley-Davidson, Inc.                                          2.40%           57.68         9,517
  143     HSY         Hershey Foods Corporation                                      2.20%           60.86         8,703
  367     JNJ         Johnson & Johnson                                              6.31%           68.05        24,974
1,919     ORCL        Oracle Corporation (7)                                         6.05%           12.48        23,949
   47     PPG         PPG Industries, Inc.                                           0.84%           71.00         3,337
  238     ROK         Rockwell Automation, Inc.                                      3.38%           56.20        13,376
   85     SAFC        SAFECO Corporation                                             1.04%           48.34         4,109
   19     SIAL        Sigma-Aldrich Corporation                                      0.30%           61.80         1,174
  282     SLM         SLM Corporation                                                3.56%           49.94        14,083
  131     UST         UST Inc.                                                       1.72%           51.88         6,796
  165     YUM         Yum! Brands, Inc.                                              2.21%           53.00         8,745

                    Schedule of Investments (cont'd.)

    Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series
                                 FT 950


                    At the Opening of Business on the
                 Initial Date of Deposit-March 31, 2005


Number                                                                              Percentage       Market      Cost of
of        Ticker Symbol and                                                         of Aggregate     Value       Securities to
Shares    Name of Issuer of Securities (1)(5)(6)                                    Offering Price   per Share   the Trust (2)
______    ______________________________________                                    ______________   _________   ______________
          Value Line(R) Target 25 Strategy Stocks (9.95%):
          ________________________________________________
 28       ANF         Abercrombie & Fitch Co. (Class A)                               0.40%          $ 56.50      $  1,582
 36       AKS         AK Steel Holding Corporation (7)                                0.10%            10.85           391
 47       AEOS        American Eagle Outfitters, Inc.                                 0.34%            29.10         1,368
 13       BZH         Beazer Homes USA, Inc.                                          0.16%            49.70           646
  8       BRY         Berry Petroleum Company                                         0.10%            49.14           393
  9       BMHC        Building Materials Holding Corporation                          0.10%            44.31           399
  7       CLF         Cleveland-Cliffs Inc.                                           0.12%            70.81           496
 43       CTSH        Cognizant Technology Solutions Corporation (7)                  0.49%            45.44         1,954
 19       CMC         Commercial Metals Company                                       0.16%            33.34           633
142       ECA         EnCana Corp. (4)                                                2.42%            67.59         9,598
 74       EOG         EOG Resources, Inc.                                             0.87%            46.37         3,431
 15       HOV         Hovnanian Enterprises, Inc. (Class A) (7)                       0.19%            50.31           755
 15       KBH         KB HOME                                                         0.44%           115.83         1,737
 10       LSS         Lone Star Technologies, Inc. (7)                                0.10%            38.87           389
 14       MDC         M.D.C. Holdings, Inc.                                           0.24%            68.85           964
 51       NUE         Nucor Corporation                                               0.74%            57.30         2,922
  2       NVR         NVR, Inc. (7)                                                   0.40%           790.25         1,581
 27       OMM         OMI Corporation                                                 0.13%            18.49           499
 28       PHS         PacifiCare Health Systems, Inc. (7)                             0.41%            58.62         1,641
  8       NX          Quanex Corporation                                              0.11%            53.14           425
 61       ROK         Rockwell Automation, Inc.                                       0.86%            56.20         3,428
 15       RYL         The Ryland Group, Inc.                                          0.23%            60.85           913
 11       SWN         Southwestern Energy Company (7)                                 0.15%            54.32           598
 11       SPF         Standard Pacific Corp.                                          0.20%            71.10           782
 25       TOL         Toll Brothers, Inc. (7)                                         0.49%            77.10         1,928
                                                                                    _______                       ________
                           Total Investments                                        100.00%                       $395,883
                                                                                    =======                       ========

___________

See "Notes to Schedules of Investments" on page 24.

Page 23


                    NOTES TO SCHEDULES OF INVESTMENTS

(1) All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. The Sponsor entered into purchase contracts for the Securities on March 31, 2005. Such purchase contracts are expected to settle within three business days.

(2) The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired-generally determined by the closing sale prices of the Securities on the applicable exchange (where applicable, converted into U.S. dollars at the offer side of the exchange rate at the Evaluation Time) at the Evaluation Time on the business day prior to the Initial Date of Deposit. The valuation of the Securities has been determined by the Evaluator, an affiliate of the Sponsor. The cost of the Securities to the Sponsor and the Sponsor's loss (which is the difference between the cost of the Securities to the Sponsor and the cost of the Securities to a Trust) are set forth below:

                                                                          Cost of
                                                                          Securities    Profit
                                                                          to Sponsor    (Loss)
                                                                          __________    ________
The Dow(sm) DART 10 Portfolio, 2nd Quarter 2005 Series                    $148,756      $  (262)
The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series                    148,577          (44)
Global Target 15 Portfolio, 2nd Quarter 2005 Series                        146,125       (1,152)
The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series                 148,892         (327)
NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series         149,004         (529)
The S&P Target 24 Portfolio, 2nd Quarter 2005 Series                       148,495          (70)
Target Small-Cap Portfolio, 2nd Quarter 2005 Series                        149,265         (819)
Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series            397,688       (2,173)
Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series          397,112       (1,229)

(3) Current Dividend Yield for each Security was calculated by dividing the most recent annualized ordinary dividend declared or paid on a Security by that Security's closing sale price at the Evaluation Time on the business day prior to the Initial Date of Deposit, without consideration of foreign withholding or changes in currency exchange rates, if applicable.

(4) This Security represents the common stock of a foreign company which trades directly, or through an American Depositary Receipt (ADR), on a U.S. national securities exchange.

(5) Common stocks of companies headquartered or incorporated outside the United States comprise approximately 65.84%, 2.37%, 100%, 13.13%, and 9.12% of the investments of Global Target 15 Portfolio, 2nd Quarter 2005 Series; The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series; NYSE
(R) International Target 25 Portfolio, 2nd Quarter 2005 Series; Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series; and Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series, respectively.

(6) Securities of companies in the following industries comprise the percentage of the investments of the Trusts as indicated:

    The Dow(sm) DART 10 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 20%, Consumer-Staples 10, Energy 10%, Healthcare 20%, Information Technology 20%, Telecommunication Services 20%

    The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 20%, Financial Services 20%, Healthcare 40%, Telecommunication Services 20%

    Global Target 15 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 6.84%, Financial Services 31.95%, Healthcare 13.66%, Industrials 20.12%, Telecommunication Services 20.60%, Utilities 6.83%

    The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 8.41%, Healthcare 2.09%, Industrials 8.43%, Information Technology 78.99%, Materials 2.08%

    NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 20.00%, Energy 7.98%, Financial Services 16.00%, Information Technology 12.02%, Materials 16.01%, Telecommunication Services 19.99%, Utilities 8.00%

    The S&P Target 24 Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 11.29%, Consumer-Staples 11.64%, Energy 9.21%, Financial Services 21.51%, Healthcare 14.06%,
    Industrials 12.46%, Information Technology 16.41%, Materials 3.42%

    Target Small-Cap Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 14.74%, Consumer-Staples 6.75%, Energy 12.08%, Financial Services 7.23%, Healthcare 21.44%, Industrials 17.06%, Information Technology 11.27%, Materials 9.43%

    Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 17.34%, Consumer-Staples 5.51%, Energy 13.91%, Financial Services 9.80%, Healthcare 10.88%, Industrials 9.48%, Information Technology 21.98%, Materials 4.42%,
    Telecommunication Services 6.01%, Utilities 0.67%

    Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series:
    Consumer-Discretionary 15.48%, Consumer-Staples 8.84%, Energy 11.26%, Financial Services 14.11%, Healthcare 14.75%,
    Industrials 9.24%, Information Technology 14.69%, Materials 2.96%, Telecommunication Services 8.00%, Utilities 0.67%

(7) This Security has not paid a dividend during the 12 months prior to the Initial Date of Deposit.

                       The FT Series

The FT Series Defined.

We, First Trust Portfolios L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 950, consists of nine separate portfolios set forth below:

- The Dow(sm) DART 10 Portfolio
- The Dow(sm) Target 5 Portfolio
- Global Target 15 Portfolio
- The Nasdaq(R) Target 15 Portfolio
- NYSE(R) International Target 25 Portfolio
- The S&P Target 24 Portfolio
- Target Small-Cap Portfolio
- Target VIP Aggressive Equity Portfolio
- Target VIP Conservative Equity Portfolio

Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among First Trust Portfolios L.P., as Sponsor, The Bank of New York as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE SPONSOR AT 1-800-621-1675, EXT. 1.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

After the Initial Date of Deposit, we may deposit additional Securities in a Trust, or cash (including a letter of credit or the equivalent) with instructions to buy more Securities, to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit (as set forth in "Schedule of Investments" for each Trust), adjusted to reflect the sale, redemption or liquidation of any of the Securities or any stock split or a merger or other similar event affecting the issuer of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in a Trust, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible. In addition, because the Trusts pay the brokerage fees associated with the creation of new Units and with the sale of Securities to meet redemption and exchange requests, frequent redemption and exchange activity will likely result in higher brokerage expenses.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for a Trust to buy Securities. If we or an affiliate of ours act as agent to a Trust we will be subject to the restrictions under the Investment
Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in a Trust. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities") we will refund to you that portion of the purchase price and transactional sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                        Portfolios

Objectives.

When you invest in a Trust you are purchasing a quality portfolio of attractive common stocks in one convenient purchase. The objective of each Trust is to provide the potential for an above-average total return. To achieve this objective, each Trust will invest in the common stocks of companies which are selected by applying a unique specialized strategy. While the Trusts seek to provide the potential for above-average total return, each follows a different investment strategy. We cannot guarantee that a Trust will achieve its objective or that a Trust will make money once expenses are deducted.

The Dow(sm) DART 10 Strategy.

The Dow(sm) Dividend and Repurchase Target ("DART") 10 Strategy selects a portfolio of Dow Jones Industrial Average(sm) ("DJIA(sm)") stocks with high dividend yields and/or high buyback ratios as a means to achieving the Strategy's investment objective. By analyzing dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. More recently, many companies have turned to stock reduction programs as a tax efficient way to bolster their stock prices and reward shareholders. Companies which have reduced their shares through a share buyback program may provide a strong cash flow position and, in turn, high quality earnings. Buyback ratio is the ratio of a company's shares of common stock outstanding 12 months prior to the date of this prospectus divided by a company's shares outstanding as of the business day prior to the date of this prospectus, minus "1."

The Dow(sm) DART 10 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by the sum of their dividend yield and buyback ratio as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 stocks with the highest combined dividend yields and buyback ratios for The Dow(sm) DART 10 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, the Dow(sm) DART 10 Portfolio is considered a Large-Cap Blend Trust.


The Dow(sm) Target 5 Strategy.

The Dow(sm) Target 5 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. Investing in stocks with high dividend yields may be effective in achieving the investment objective of the Trust, because regular dividends are common for established companies, and dividends have historically accounted for a large portion of the total return on stocks. The Dow(sm) Target 5 Strategy seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in the DJIA(sm).

The Dow(sm) Target 5 Strategy stocks are determined as follows:

Step 1: We rank all 30 stocks contained in the DJIA(sm) by dividend yield as of the business day prior to the date of this prospectus.

Step 2: We then select the 10 highest dividend-yielding stocks from this group.

Step 3:From the 10 stocks selected in Step 2, we select the five stocks with the lowest per share stock price for The Dow(sm) Target 5 Strategy.


Based on the composition of the portfolio on the Initial Date of Deposit, The Dow(sm) Target 5 Portfolio is considered a Large-Cap Value Trust.


Global Target 15 Strategy.

The Global Target 15 Strategy invests in stocks with high dividend yields. By selecting stocks with the highest dividend yields, the Strategy seeks to uncover stocks that may be out of favor or undervalued. The Trust seeks to amplify this dividend yield strategy by selecting the five lowest priced stocks of the 10 highest dividend-yielding stocks in a particular index. The Global Target 15 Strategy stocks are determined as follows:

Step 1:We rank all stocks contained in the DJIA(sm), the Financial Times Industrial Ordinary Share Index ("FT Index") and the Hang Seng Index by dividend yield as of the business day prior to the date of this prospectus in the case of DJIA(sm) stocks or two business days prior to the date of this prospectus in the case of FT Index and Hang Seng Index stocks.

Step 2:We select the 10 highest dividend-yielding stocks in each respective index.

Step 3:We select the five stocks with the lowest per share stock price of the 10 highest-dividend yielding stocks in each respective index as of their respective selection date for the Global Target 15 Strategy.

Companies which, on or before their respective selection date, are subject to any of the limited circumstances which warrant removal of a Security from a Trust as described under "Removing Securities from a Trust" have been excluded from the universe of securities from which the Global Target 15 Strategy stocks are selected.


Based on the composition of the portfolio on the Initial Date of Deposit, the Global Target 15 Portfolio is considered a Large-Cap Value Trust.


The Nasdaq(R) Target 15 Strategy.

The Nasdaq(R) Target 15 Strategy selects a portfolio of the 15 Nasdaq-100 Index(R) stocks with the best overall ranking on both 12- and 6-month price appreciation, return on assets and price to cash flow as a means to achieving its investment objective. The Nasdaq(R) Target 15 Strategy stocks are determined as follows:

Step 1:We select stocks which are components of the Nasdaq-100 Index(R) as of two business days prior to the date of this prospectus and numerically rank them by 12-month price appreciation (best [1] to worst [100]).

Step 2:We then numerically rank the stocks by six-month price appreciation.

Step 3:The stocks are then numerically ranked by return on assets ratio.

Step 4:We then numerically rank the stocks by the ratio of cash flow per share to stock price.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 15 stocks with the lowest sums for The
Nasdaq(R) Target 15 Strategy.

The stocks which comprise The Nasdaq(R) Target 15 Strategy are weighted by market capitalization subject to the restriction that only whole shares are purchased and that no stock will comprise less than 1% or 25% or more of The Nasdaq(R) Target 15 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, The Nasdaq(R) Target 15 Portfolio is considered a Large-Cap Growth Trust.


NYSE(R) International Target 25 Strategy.

Incorporating international investments into an overall portfolio can offer benefits such as diversification, reduced volatility and the potential for enhanced performance. The NYSE (R) International Target 25 Portfolio provides investors with a way to strategically invest in foreign companies. The Trust seeks to provide the potential for above-average capital appreciation; however, there is no assurance the objective will be met. The NYSE (R) International Target 25 Strategy stocks are determined as follows:

Step 1:We begin with the stocks that comprise the NYSE International 100 Index(sm) as of two business days prior to the date of this prospectus. The Index consists of the 100 largest non-U.S. stocks trading on the New York Stock Exchange.

Step 2:We screen for liquidity by eliminating companies with average daily trading volume below $300,000 for the prior three months.

Step 3:We rank each remaining stock on two factors:

Factor 1:   Price to book

Factor 2:   Price to cash flow

Lower, but positive, price to book and price to cash flow ratios are generally used as an indication of value.

Step 4:We purchase an equally-weighted portfolio of the 25 stocks with the best overall ranking on the two factors.


Based on the composition of the portfolio on the Initial Date of Deposit, the NYSE (R) International Target 25 Portfolio is considered a Large-Cap Value Trust.


The S&P Target 24 Strategy.

The S&P Target 24 Strategy selects a portfolio of 24 common stocks from the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index") which are based on the following steps:

Step 1:All of the economic sectors in the S&P 500 Index are ranked by market capitalization as of two business days prior to the date of this prospectus and the eight largest sectors are selected.

Step 2:The stocks in each of those eight sectors are then ranked among their peers based on three distinct factors:

Factor 1:   Trailing four quarters' return on assets, which is net
income divided by average assets. Those stocks with high return on assets achieve better rankings.

Factor 2:   Buyback yield, which measures the percentage decrease in
common stock outstanding versus one year earlier. Those stocks with greater percentage decreases receive better rankings.

Factor 3:   Bullish interest indicator, which compares the number of
shares traded in months in which the stock price rose to the number of shares traded in months in which the stock price declined. Those stocks with a high bullish interest indicator achieve better rankings.

Step 3:The three stocks from each of the eight sectors with the highest combined ranking on these three factors are selected for The S&P Target 24 Strategy. In the event of a tie within a sector, the stock with the higher market capitalization is selected.

Each stock receives a weighting equivalent to its relative market value among the three stocks from the individual sector. The combined weight of the three stocks for a sector is equal to the sector's equivalent weighting among the eight sectors being selected from.


Based on the composition of the portfolio on the Initial Date of Deposit, the The S&P Target 24 is considered a Large-Cap Growth Trust.


Target Small-Cap Strategy.

The Target Small-Cap Strategy invests in stocks with small market capitalizations which have recently exhibited certain positive financial attributes. The Target Small-Cap Strategy stocks are determined as follows:

Step 1:We select the stocks of all U.S. corporations which trade on the NYSE, the American Stock Exchange ("AMEX") or The Nasdaq Stock Market ("Nasdaq") (excluding limited partnerships, American Depositary Receipts and mineral and oil royalty trusts) as of two business days prior to the date of this prospectus.

Step 2:We then select companies which have a market capitalization of between $150 million and $1 billion and whose stock has an average daily dollar trading volume of at least $500,000.

Step 3:We next select stocks with positive three-year sales growth.

Step 4:From there we select those stocks whose most recent annual earnings are positive.

Step 5:We eliminate any stock whose price has appreciated by more than 75% in the last 12 months.

Step 6:We select the 40 stocks with the greatest price appreciation in the last 12 months on a relative market capitalization basis (highest to lowest) for the Target Small-Cap Strategy.

For purposes of applying the Target Small-Cap Strategy, market capitalization and average trading volume are based on 1996 dollars which are periodically adjusted for inflation. All steps apply monthly and rolling quarterly data instead of annual figures where possible.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target Small-Cap Portfolio is considered a Small-Cap Growth Trust.


Target VIP Strategies.

The Target VIP Strategies invest in the common stocks of companies which are selected by applying separate uniquely specialized strategies. While each of the strategies included in a particular Target VIP Portfolio also seeks to provide an above-average total return, each follows a different investment strategy. Each Target VIP Portfolio seeks to outperform the S&P 500 Index. Each Target VIP Portfolio provides investors with exposure to both growth and value stocks, as well as several different sectors of the worldwide economy. We believe this approach offers investors a better opportunity for investment success regardless of which investment styles prevail in the market.

Target VIP Aggressive Equity Strategy.

The composition of the Target VIP Aggressive Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 20% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 15% common stocks which comprise The Nasdaq(R) Target 15
Strategy;

- Approximately 30% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 25% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise The Dow(sm) DART 10 Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy and The S&P Target 24 Strategy were chosen by applying the same selection criteria set forth above. The Securities which comprise the Value Line(R) Target 25 Strategy were selected as follows:

Value Line(R) Target 25 Strategy.

The Value Line(R) Target 25 Strategy invests in 25 of the 100 stocks that Value Line(R) gives a #1 ranking for Timeliness(TM) which have recently exhibited certain positive financial attributes. Value Line(R) ranks 1,700 stocks which represent approximately 95% of the trading volume on all U.S. stock exchanges. Of these 1,700 stocks, only 100 are given their #1 ranking for Timeliness(TM), which measures Value Line's view of their probable price performance during the next six to 12 months relative to the others. Value Line(R) bases their rankings on various factors, including long-term trend of earnings, prices, recent earnings, price momentum, and earnings surprise. The Value Line(R) Target 25 Strategy is determined as follows:

Step 1:We start with the 100 stocks which Value Line(R) at the initial date of deposit gives their #1 ranking for Timeliness(TM), remove the stocks of companies considered to be securities related issuers and the stocks of companies whose shares are not listed on a U.S. securities exchange, and apply the following rankings as of two business days prior to the date of this prospectus.

Step 2:We rank these remaining stocks for consistent growth based on 12-month and 6-month price appreciation (best [1] to worst [100]).

Step 3:We then rank the stocks for profitability by their return on assets.

Step 4:Finally, we rank the stocks for value based on their price to cash flow.

Step 5:We add up the numerical ranks achieved by each company in the above steps and select the 25 stocks with the lowest sums for the Value Line Target 25 Strategy.

The stocks which comprise the Value Line(R) Target 25 Strategy are weighted by market capitalization subject to the restriction that no stock will comprise less than approximately 1% or 25% or more of the Value Line(R) Target 25 Strategy portion of the portfolio on the date of this prospectus. The Securities will be adjusted on a proportionate basis to accommodate this constraint.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Aggressive Equity Portfolio is considered a Large-Cap Blend Trust.


Target VIP Conservative Equity Strategy.

The composition of the Target VIP Conservative Equity Strategy on the Initial Date of Deposit is as follows:

- Approximately 30% common stocks which comprise The Dow(sm) DART 10
Strategy;

- Approximately 10% common stocks which comprise the Global Target 15
Strategy;

- Approximately 50% common stocks which comprise The S&P Target 24
Strategy;

- Approximately 10% common stocks which comprise the Value Line(R) Target 25 Strategy.

The Securities which comprise each of the four strategies which make up the Target VIP Conservative Strategy were chosen by applying the same selection criteria set forth above.


Based on the composition of the portfolio on the Initial Date of Deposit, the Target VIP Conservative Equity Portfolio is considered a Large-Cap Blend Trust.


Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. In addition, companies which, based on publicly available information as of two business days prior to the date of this prospectus, are the subject of an announced business combination which we expect will happen within six months of the date of this prospectus have been excluded from the universe of securities from which each Trust's Securities are selected.

From time to time in the prospectus or in marketing materials we may identify a portfolio's style and capitalization characteristics to describe the Trust. These characteristics are designed to help you better understand how the Trust fits into your overall investment plan. These characteristics are determined by the Sponsor as of the Initial Date of Deposit and, due to changes in the value of the Securities, may vary thereafter. In addition, from time to time, analysts and research professionals may apply different criteria to determine a Security's style and capitalization characteristics, which may result in designations which differ from those arrived at by the Sponsor. In general, growth stocks are those with high relative price-to-book ratios while value stocks are those with low relative price-to-book ratios. At least 65% of the stocks in a Trust on the Initial Date of Deposit must fall into either the growth or value category for a Trust itself to receive the designation. Trusts that do not meet this criteria are designated as blend Trusts. Both the weighted average market capitalization of a Trust and at least half of the Securities in a Trust must fall into the following ranges to determine its market capitalization designation: Small-Cap-less than $1 billion; Mid-Cap-$1 billion to $5 billion; Large-Cap-over $5 billion. Trusts, however, may contain individual stocks that do not fall into its stated style or market capitalization designation.

"Dow Jones Industrial Average(sm)," "Dow(sm)" and "DJIA(sm)" are service marks of Dow Jones & Company, Inc. ("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P., an affiliate of ours. Dow Jones does not endorse, sell or promote any of the Trusts, in particular The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio. Dow Jones makes no representation regarding the advisability of investing in such products. Except as noted herein, Dow Jones has not given us a license to use its indexes.

"S&P," "S&P 500," and "Standard & Poor's" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The S&P Target 24 Portfolio, the Target VIP Aggressive Equity Portfolio, and the Target VIP Conservative Equity Portfolio are not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in such Portfolios. Please see the Information Supplement which sets forth certain additional disclaimers and limitations of liabilities on behalf of Standard & Poor's.

"Value Line(R)," "The Value Line Investment Survey" and "Value Line Timeliness(TM) Ranking System" are registered trademarks of Value Line Securities, Inc. or Value Line Publishing, Inc. that have been licensed to First Trust Portfolios L.P. The Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Trusts.

"NYSE(R)" is a registered service mark of, and "NYSE International 100 Index(sm)" is a service mark of, the New York Stock Exchange, Inc. ("NYSE") and have been licensed for use for certain purposes by First Trust Portfolios, L.P. The "NYSE(R) International Target 25 Portfolio," based on the NYSE International 100 Index(sm) (the "Index"), is not sponsored, endorsed, sold or promoted by NYSE, and NYSE makes no representation regarding the advisability of investing in such products.

The publishers of the DJIA(sm), FT Index, Hang Seng Index, The Nasdaq Stock Market, Inc., S&P 500 Index, the Ibbotson Small-Cap Index and the NYSE International 100 Index(sm) are not affiliated with us and have not participated in creating the Trusts or selecting the Securities for the Trusts. Except as noted herein, none of the index publishers have approved of any of the information in this prospectus.

                       Risk Factors

Price Volatility. The Trusts invest in common stocks. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 15-month life of the Trusts, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Trusts which use dividend yield as a selection criterion employ a contrarian strategy in which the Securities selected share qualities that have caused them to have lower share prices or higher dividend yields than other common stocks in their peer group. There is no assurance that negative factors affecting the share price or dividend yield of these Securities will be overcome over the life of such Trusts or that these Securities will increase in value.

All of the Securities in the Target Small-Cap Portfolio and certain of the Securities in the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are issued by companies with market capitalizations of less than $1 billion. Smaller companies present some unique investment risks. Small-caps may have limited product lines, as well as shorter operating histories, less experienced management and more limited financial resources than larger companies. Stocks of smaller companies may be less liquid than those of larger companies and may experience greater price fluctuations than larger companies. In addition, small-cap stocks may not be widely followed by the investment community, which may result in low demand.

Two of the Securities in The Nasdaq(R) Target 15 Portfolio and three of the Securities in The S&P Target 24 Portfolio represent approximately 49.96% and 37.04%, respectively, of the value of each Trust. If these stocks decline in value you may lose a substantial portion of your investment.

Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

Consumer Products Industry. Because more than 25% of The Dow(sm) DART 10 Portfolio is invested in consumer product companies, this Trust is considered to be concentrated in the consumer products industry. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. General risks of these companies include cyclicality of revenues and earnings, economic recession, currency fluctuations, changing consumer tastes, extensive competition, product liability litigation and increased governmental regulation. Generally, spending on consumer products is affected by the economic health of consumers. A weak economy and its effect on consumer spending would adversely affect consumer products companies.

Financial Services Industry. The Global Target 15 Portfolio is considered to be concentrated in the financial services industry, which includes banks and thrifts, financial services and insurance companies, and investment firms. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession; volatile interest rates; portfolio concentrations in geographic markets and in commercial and residential real estate loans; and competition from new entrants in their fields of business. Although recently-enacted legislation repealed most of the barriers which separated the banking, insurance and securities industries, these industries are still extensively regulated at both the federal and state level and may be adversely affected by increased regulations.

Banks and thrifts face increased competition from nontraditional lending sources as regulatory changes, such as the recently enacted financial-services overhaul legislation, permit new entrants to offer various financial products. Technological advances such as the Internet allow these nontraditional lending sources to cut overhead and permit the more efficient use of customer data.

Brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies are also financial services providers. These companies compete with banks and thrifts to provide traditional financial service products, in addition to their traditional services, such as brokerage and investment advice. In addition, all financial service companies face shrinking profit margins due to new competitors, the cost of new technology and the pressure to compete globally.

Companies involved in the insurance industry are engaged in underwriting, selling, distributing or placing of property and casualty, life or health insurance. Insurance company profits are affected by many factors, including interest rate movements, the imposition of premium rate caps, competition and pressure to compete globally. Property and casualty insurance profits may also be affected by weather catastrophes, acts of terrorism and other disasters. Life and health insurance profits may be affected by mortality rates. Already extensively regulated, insurance companies' profits may also be adversely affected by increased government regulations or tax law changes.

Healthcare Industry. The Dow(sm) Target 5 Portfolio is considered to be concentrated in healthcare stocks. General risks of such companies involve extensive competition, generic drug sales or the loss of patent protection, product liability litigation and increased government regulation. Research and development costs of bringing new drugs to market are substantial, and there is no guarantee that the product will ever come to market. Healthcare facility operators may be affected by the demand for services, efforts by government or insurers to limit rates, restriction of government financial assistance and competition from other providers.

Information Technology Industry. The Nasdaq (R) Target 15 Portfolio is considered to be concentrated in the information technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing; frequent introduction of new or enhanced products; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards; and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources. Technology company stocks have experienced extreme price and volume fluctuations that are often unrelated to their operating performance, and have lately experienced significant market declines in their share values. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.

Strategy. Please note that we applied the strategy or strategies which make up the portfolio for each Trust at a particular time. If we create additional Units of a Trust after the Initial Date of Deposit we will deposit the Securities originally selected by applying the strategy at such time. This is true even if a later application of a strategy would have resulted in the selection of different securities. There is no guarantee the investment objective of a Trust will be achieved. The actual performance of the Trusts will be different than the hypothetical returns of each Trust's strategy. Because the Trusts are unmanaged and follow a strategy, the Trustee will not buy or sell Securities in the event a strategy is not achieving the desired results.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Altria Group, Inc., or any of the industries represented by these issuers, may negatively impact the share prices of these Securities. We cannot predict what impact any pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. All of the Securities in the NYSE(R) International Target 25 Portfolio and certain of the Securities in the Global Target 15 Portfolio, the Nasdaq(R) Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio are issued by foreign companies, which makes these Trusts subject to more risks than if they invested solely in domestic common stocks. These Securities are either directly listed on a U.S. securities exchange or a foreign securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; lack of liquidity of certain foreign markets; and less government supervision and regulation of exchanges, brokers, and issuers in foreign countries.

The purchase and sale of the foreign Securities, other than foreign securities listed on a U.S. securities exchange, will generally occur only in foreign securities markets. Although we do not believe that the Trusts will have problems buying and selling these Securities, certain of the factors stated above may make it impossible to buy or sell them in a timely manner. Custody of certain of the Securities in the Global Target 15 Portfolio, Target VIP Aggressive Equity Portfolio and Target

VIP Conservative Equity Portfolio is maintained by Clearstream Banking, a global custody and clearing institution which has entered into a sub-custodian relationship with the Trustee.

United Kingdom. The Global Target 15 Portfolio is considered to be concentrated in common stocks of U.K. issuers. The United Kingdom is one of 25 members of the European Union ("EU") which was formed by the Maastricht Treaty on European Union. The Treaty has had the effect of eliminating most of the remaining trade barriers between the member nations and has made Europe one of the largest common markets in the world. However, the continued implementation of the Treaty provisions and recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and their effect on Securities issued by U.K. issuers impossible to predict.

Unlike a majority of EU members, the United Kingdom did not convert its currency to the common European currency, the euro, on January 1, 1999. All companies with significant markets or operations in Europe face strategic challenges as these entities continue to adapt to a single currency. The ongoing euro conversion process, with or without the inclusion of the United Kingdom, may materially impact revenues, expenses or income; increase competition; affect issuers' currency exchange rate risk and derivatives exposure; cause issuers to increase spending on information technology updates; and result in potentially adverse tax consequences. We cannot predict when or if the United Kingdom will convert to the euro or what impact, if any, the adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. The Global Target 15 Portfolio is also considered to be concentrated in common stocks of Hong Kong issuers. Hong Kong issuers are subject to risks related to Hong Kong's political and economic environment, the volatility of the Hong Kong stock market, and the concentration of real estate companies in the Hang Seng Index. Hong Kong reverted to Chinese control on July 1, 1997 and any increase in uncertainty as to the future economic and political status of Hong Kong, or a deterioration of the relationship between China and the United States, could have negative implications on stocks listed on the Hong Kong stock market. Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets.

Exchange Rates. Because securities of foreign issuers not listed on a U.S. securities exchange generally pay dividends and trade in foreign currencies, the U.S. dollar value of these Securities (and therefore Units of the Trusts containing securities of foreign issuers) will vary with fluctuations in foreign exchange rates. Most foreign currencies have fluctuated widely in value against the U.S. dollar for various economic and political reasons.

To determine the value of foreign Securities or their dividends, the Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, these markets can be quite volatile, depending on the activity of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies. Since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not reflect the amount the Trusts would receive, in U.S. dollars, had the Trustee sold any particular currency in the market.

           Hypothetical Performance Information

The following tables compare hypothetical performance information for the strategies employed by each Trust and the actual performances of the DJIA(sm), Nasdaq-100 Index(R), NYSE International 100 Index(sm), S&P 500 Index, FT Index, Hang Seng Index, Ibbotson Small-Cap Index and a combination of the DJIA(sm), FT Index and Hang Seng Index (the "Cumulative International Index Returns") in each of the full years listed below (and as of the most recent quarter).

These hypothetical returns should not be used to predict future performance of the Trusts. Returns from a Trust will differ from its strategy for several reasons, including the following:

- Total Return figures shown do not reflect commissions paid by a Trust on the purchase of Securities or taxes incurred by you.

- Strategy returns are for calendar years (and through the most recent quarter), while the Trusts begin and end on various dates.

- Trusts have a maturity longer than one year.

- Trusts may not be fully invested at all times or equally weighted in each of the strategies or the stocks comprising their respective strategy or strategies.

- Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units.

- For Trusts investing in foreign Securities, currency exchange rates may differ.

You should note that the Trusts are not designed to parallel movements in any index and it is not expected that they will do so. In fact, each Trust's strategy underperformed its comparative index, or combination thereof, in certain years and we cannot guarantee that a Trust will outperform its respective index over the life of a Trust or over consecutive rollover periods, if available. Each index differs widely in size and focus, as described below.

DJIA(sm). The DJIA(sm) consists of 30 U.S. stocks chosen by the editors of The Wall Street Journal as being representative of the broad market and of American industry. Changes in the component stocks of the DJIA(sm) are made entirely by the editors of The Wall Street Journal without consulting the companies, the stock exchange or any official agency. For the sake of continuity, changes are made rarely.

Nasdaq-100 Index(R). The Nasdaq-100 Index(R) consists of the 100 largest and most active non-financial domestic and international companies listed on the Nasdaq National Market System.

NYSE International 100 Index(sm). The NYSE International 100 Index(sm) is an unmanaged index of the 100 largest non-U.S. stocks trading on the New York Stock Exchange. The NYSE International 100 Index(sm) assumes that all dividends received during a year are reinvested on a daily basis.

S&P 500 Index. The S&P 500 Index consists of 500 stocks chosen by
Standard and Poor's to be representative of the leaders of various industries.

Financial Times Industrial Ordinary Share Index. The FT Index consists of 30 common stocks chosen by the editors of The Financial Times as being representative of British industry and commerce.

Hang Seng Index. The Hang Seng Index consists of 33 of the stocks currently listed on the Stock Exchange of Hong Kong Ltd. and is intended to represent four major market sectors: commerce and industry, finance, property and utilities.

Ibbotson Small-Cap Index. The Ibbotson Small-Cap Index is a market capitalization weighted index of the ninth and tenth deciles of the New York Stock Exchange, plus stocks listed on the American Stock Exchange and over-the-counter with the same or less capitalization as the upper bound of the NYSE ninth decile.

                               COMPARISON OF TOTAL RETURN(2)

(Strategy figures reflect the deduction of sales charges and expenses but not brokerage commissions or taxes.)

                         Hypothetical Strategy Total Returns(1)

           The         The         The         The         NYSE(R)
           Dow(sm)     Dow(sm)     Global      Nasdaq(R)   International  The S&P
           DART 10     Target 5    Target 15   Target 15   Target 25      Target 24
Year       Strategy    Strategy    Strategy    Strategy    Strategy       Strategy
----       --------    --------    ---------   ---------   ---------      ---------
1972        19.75%      18.93%
1973        -4.68%      17.26%
1974        -9.45%      -7.76%
1975        54.51%      61.41%
1976        32.21%      37.92%
1977        -4.37%       2.96%
1978        -4.37%      -1.24%
1979        10.36%       7.24%
1980        21.98%      38.63%      47.73%
1981        -0.46%       0.69%      -2.49%
1982        24.60%      40.30%      -5.25%
1983        37.40%      33.40%      12.85%
1984         3.67%       8.50%      26.91%
1985        36.29%      35.33%      50.75%
1986        38.89%      27.99%      35.02%      18.93%                     17.97%
1987         2.71%       8.08%      14.73%      11.41%                      1.52%
1988        16.28%      18.70%      21.38%      -3.06%                      4.36%
1989        25.62%       7.94%      13.21%      34.32%                     22.28%
1990        -1.20%     -17.94%       0.62%      -7.78%                      6.53%
1991        40.76%      58.70%      37.28%     105.33%                     40.08%
1992         5.95%      20.11%      23.72%      -2.62%                     -1.56%
1993        18.38%      31.06%      62.19%      25.66%                      8.14%
1994        -2.28%       5.69%      -9.67%       7.87%                      5.02%
1995        35.13%      27.60%      10.72%      50.56%                     39.03%
1996        31.97%      23.36%      18.16%      56.70%      25.84%         31.25%
1997        22.81%      17.23%      -8.80%      32.16%      23.07%         30.14%
1998        17.21%       9.73%      10.77%     118.99%      15.10%         39.68%
1999        15.74%      -9.62%       6.22%      96.71%      63.84%         40.67%
2000         8.04%       8.47%       2.54%     -16.95%      10.85%          3.75%
2001       -15.85%      -5.09%      -1.21%     -26.74%     -14.12%        -10.89%
2002       -18.02%     -12.89%     -14.33%     -26.47%     -20.76%        -19.23%
2003        18.71%      20.16%      35.93%      34.92%      39.74%         23.22%
2004         3.36%       9.69%      28.97%      -3.60%      23.56%         13.60%

                     Target VIP  Target VIP
         Target      Aggressive  Conservative
         Small-Cap   Equity      Equity
Year     Strategy    Strategy    Strategy
____     _________   __________  ____________
1972       8.94%
1973     -27.05%
1974     -36.71%
1975      37.12%
1976      42.61%
1977      13.55%
1978      14.84%
1979      37.76%
1980      58.67%
1981     -11.75%
1982      48.10%
1983      28.16%
1984      -3.51%
1985      47.65%
1986      20.57%      23.60%      25.34%
1987      12.29%       8.19%       4.59%
1988      20.41%       3.76%       8.15%
1989      23.29%      29.61%      24.62%
1990      -1.37%       1.24%       3.16%
1991      56.28%      60.32%      44.17%
1992      24.97%       1.93%       3.01%
1993      19.71%      22.29%      18.18%
1994      -0.35%       4.44%       2.07%
1995      38.62%      40.30%      36.22%
1996      32.02%      39.55%      32.35%
1997      13.98%      25.94%      24.32%
1998      -0.61%      56.81%      35.04%
1999      10.25%      58.23%      36.71%
2000       2.87%      -2.40%       3.34%
2001      -3.83%     -10.68%     -10.42%
2002     -16.27%     -20.88%     -18.95%
2003      53.26%      29.29%      24.65%
2004      19.40%      12.47%      12.78%

                            Comparison of Total Return (2)

                                   Index Total Returns
                                                                                           Cumulative
                    Nasdaq-    NYSE                                Hang       Ibbotson     International
                    100        International  S&P 500    FT        Seng       Small-Cap    Index
Year      DJIA(sm)  Index(R)   100 Index(sm)  Index      Index     Index      Index        Returns(3)
____      _______   _________  _____________  _______    ________  ______     _________    _____________
1972       18.38%                              18.89%                           4.43%
1973      -13.20%                             -14.57%                         -30.90%
1974      -23.64%                             -26.33%                         -19.95%
1975       44.46%                              36.84%                          52.82%
1976       22.80%                              23.64%                          57.38%
1977      -12.91%                              -7.25%                          25.38%
1978        2.66%                               6.49%                          23.46%
1979       10.60%                              18.22%                          43.46%
1980       21.90%                              32.11%     31.77%    65.48%     38.88%       39.72%
1981       -3.61%                              -4.92%     -5.30%   -12.34%     13.88%       -7.08%
1982       26.85%                              21.14%      0.42%   -48.01%     28.01%       -6.91%
1983       25.82%                              22.28%     21.94%    -2.04%     39.67%       15.24%
1984        1.29%                               6.22%      2.15%    42.61%     -6.67%       15.35%
1985       33.28%                              31.77%     54.74%    50.95%     24.66%       46.32%
1986       27.00%     6.89%                    18.31%     24.36%    51.16%      6.85%       34.18%
1987        5.66%    10.49%                     5.33%     37.13%    -6.84%     -9.30%       11.99%
1988       16.03%    13.54%                    16.64%      9.00%    21.04%     22.87%       15.36%
1989       32.09%    26.17%                    31.35%     20.07%    10.59%     10.18%       20.92%
1990       -0.73%   -10.41%                    -3.30%     11.03%    11.71%    -21.56%        7.34%
1991       24.19%    64.99%                    30.40%      8.77%    50.68%     44.63%       27.88%
1992        7.39%     8.86%                     7.62%     -3.13%    34.73%     23.35%       12.99%
1993       16.87%    11.67%                     9.95%     19.22%   124.95%     20.98%       53.68%
1994        5.03%     1.74%                     1.34%      1.97%   -29.34%      3.11%       -7.45%
1995       36.67%    43.01%                    37.22%     16.21%    27.52%     34.66%       26.80%
1996       28.71%    42.74%     18.50%         22.82%     18.35%    37.86%     17.62%       28.31%
1997       24.82%    20.76%     19.20%         33.21%     14.78%   -17.69%     22.78%        7.30%
1998       18.03%    85.43%     22.64%         28.57%     12.32%    -2.60%     -7.38%        9.25%
1999       27.06%   102.08%     41.93%         20.94%     15.14%    71.34%     28.96%       37.85%
2000       -4.70%   -36.82%    -20.67%         -9.08%    -16.14%    -9.32%     -3.87%      -10.05%
2001       -5.45%   -32.62%    -21.13%        -11.88%    -22.81%   -22.45%     22.13%      -16.90%
2002      -14.94%   -37.53%    -19.14%        -22.04%    -29.33%   -15.52%    -13.25%      -19.93%
2003       28.04%    49.45%     37.58%         28.49%     25.80%    41.23%     60.62%       31.69%
2004        5.23%    10.72%     16.25%         10.80%     20.60%    16.85%     18.24%       14.23%

________________

(1) The Strategy stocks for each Strategy for a given year consist of the common stocks selected by applying the respective Strategy as of the beginning of the period (and not the date the Trusts actually sell Units).

(2) Total Return represents the sum of the change in market value of each group of stocks between the first and last trading day of a period plus the total dividends paid on each group of stocks during such period divided by the opening market value of each group of stocks as of the first trading day of a period. Total Return figures assume that all dividends are reinvested semi-annually (except the FT Index and Hang
Seng Index from 12/31/79 through 12/31/86, during which time annual reinvestment was assumed; the MSCI Europe Index, which until 12/29/2000 assumed monthly reinvestment of dividends, and since 1/01/2001 assumes daily reinvestment of dividends; and the NYSE International 100 Index(sm), which assumes daily reinvestment of dividends) and all returns are stated in terms of U.S. dollars. Strategy figures reflect the deduction of sales charges and expenses but have not been reduced by estimated brokerage commissions paid by Trusts in acquiring Securities or any taxes incurred by investors. Based on the year-by-year returns contained in the tables, over the full years as listed above, The
Dow(sm) DART 10 Strategy, The Dow(sm) Target 5 Strategy, the Global Target 15 Strategy, The Nasdaq(R) Target 15 Strategy, NYSE(R) International Target 25 Strategy, The S&P Target 24 Strategy, the Target Small-Cap Strategy, the Target VIP Aggressive Equity Strategy and the Target VIP Conservative Equity Strategy achieved an average annual total return of 13.23%, 14.96%, 15.09%, 20.34%, 16.00%, 14.19%, 15.21%, 18.03%
and 15.01%, respectively. In addition, over this period, each individual strategy achieved a greater average annual total return than that of its corresponding index, the DJIA(sm) (from 01/01/72 through 12/31/04); the S&P 500 Index (from 01/01/92 through 12/31/04); the Nasdaq-100 Index(R); the NYSE International 100 Index(sm); the S&P 500 Index (from 01/01/72 through 12/31/04); the S&P 500 Index (from 01/01/86 through 12/31/04);
the Ibbotson Small-Cap Index; or the combination of the DJIA(sm), the FT Index and the Hang Seng Index (the "Cumulative International Index"), which were 11.79%, 10.64%, 14.25%, 7.94%, 11.33%, 12.23%, 15.13% and
13.87%, respectively.

(3) Cumulative International Index Returns represent the weighted average of the annual returns of the stocks contained in the FT Index, Hang Seng Index and DJIA(sm). The Cumulative International Index Returns are weighted in the same proportions as the index components appear in the Global Target 15 Portfolio. For instance, the Cumulative International Index is weighted as follows: DJIA(sm), 33-1/3%; FT Index, 33-1/3%; Hang Seng Index, 33-1/3%. Cumulative International Index Returns do not represent an actual index.

           PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.


                      Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the price per Unit of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The maximum sales charge (which combines an initial upfront sales charge, a deferred sales charge and the creation and development fee).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities, changes in the relevant currency exchange rates, changes in the applicable commissions, stamp taxes, custodial fees and other costs associated with foreign trading, and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust's statement of net assets, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Maximum Sales Charge.

The maximum sales charge is comprised of a transactional sales charge and a creation and development fee. After the initial offering period the maximum sales charge will be reduced by 0.50%, to reflect the amount of the previously charged creation and development fee.

Transactional Sales Charge.

The transactional sales charge you will pay has both an initial and a deferred component.

Initial Sales Charge. The initial sales charge, which you will pay at the time of purchase, is equal to the difference between the maximum sales charge of 2.95% of the Public Offering Price and the sum of the maximum remaining deferred sales charge and creation and development fee (initially $.195 per Unit). This initial sales charge is equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary from 1.00% depending on the purchase price of your Units and as deferred sales charge and creation and development fee payments are made. When the Public Offering Price per Unit exceeds $10.00, the initial sales charge will exceed 1.00% of the Public Offering Price.

Monthly Deferred Sales Charge. In addition, three monthly deferred sales charges of approximately $.0484 per Unit will be deducted from a Trust's assets on approximately the twentieth day of each month from July 20, 2005 through September 20, 2005. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 1.45% of the Public Offering Price.

Creation and Development Fee.

As Sponsor, we will also receive, and the Unit holders will pay, a creation and development fee. See "Expenses and Charges" for a description of the services provided for this fee. The creation and development fee is a charge of $.050 per Unit collected at the end of the initial offering period. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the creation and development fee will not change, but the creation and development fee on a percentage basis will be more than 0.50% of the Public Offering Price.

Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for "Fee Accounts" as described below) the maximum sales charge is reduced, as follows:

                             Your maximum     Dealer
If you invest                sales charge     concession
(in thousands):*             will be:         will be:
________________             ___________      __________
$50 but less than $100       2.70%            2.00%
$100 but less than $250      2.45%            1.75%
$250 but less than $500      2.20%            1.50%
$500 but less than $1,000    1.95%            1.25%
$1,000 or more               1.40%            0.75%

*The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trust with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge.

You may use your Rollover proceeds from a previous series of a Trust, termination proceeds from other unit investment trusts with a similar strategy as a Trust, or redemption or termination proceeds from any unit investment trust we sponsor to purchase Units of a Trust during the initial offering period at the Public Offering Price less 1.00% (for purchases of $1,000,000 or more, the maximum sales charge will be limited to 1.40% of the Public Offering Price), but you will not be eligible to receive the reduced sales charges described in the above table. Please note that if you purchase Units of a Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds. In order to be eligible for this reduced sales charge program, the termination or redemption proceeds used to purchase Units must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, this program will only be available for investors that utilize the same broker/dealer (or a different broker/dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker/dealer to evidence your eligibility for this reduced sales charge program.

Investors purchasing Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these or comparable services as part of an investment account where a comprehensive "wrap fee" or similar charge is imposed ("Fee Accounts") will not be assessed the transactional sales charge described in this section on the purchase of Units in the primary market. Certain Fee Accounts Unit holders may be assessed transaction or other account fees on the purchase and/or redemption of such Units by their broker/dealer or other processing organizations for providing certain transaction or account activities. Fee Accounts Units are not available for purchase in the secondary market. We reserve the right to limit or deny purchases of Units not subject to the transactional sales charge by investors whose frequent trading activity we determine to be detrimental to the Trusts.

Employees, officers and directors (and immediate family members) of the Sponsor, our related companies and dealers may purchase Units at the Public Offering Price less the applicable dealer concession. Immediate family members include spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons.

The Sponsor and certain dealers may establish a schedule where employees, officers and directors of such dealers can purchase Units of a Trust at the Public Offering Price less the established schedule amount, which is designed to compensate such dealers for activities relating to the sale of Units (the "Employee Dealer Concession").

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, including Fee Accounts Units, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Trust, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value at the time of reinvestment sufficient to cover the amount of any remaining deferred sales charge to be collected on such reinvestment Units. The dollar value of these additional credited Units (as with all Units) will fluctuate over time, and may be less on the dates deferred sales charges are collected than their value at the time they were issued.

The Value of the Securities.

The Evaluator will determine the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). For purposes of valuing Securities traded on The Nasdaq Stock Market, closing sale price shall mean the Nasdaq Official Closing Price ("NOCP") as determined by Nasdaq. However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

The total value of non-U.S. listed Securities in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio during the initial offering period is computed on the basis of the offering side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary. In addition, during this period the aggregate underlying value of non-U.S. listed Securities is computed on the basis of the bid side value of the relevant currency exchange rate expressed in U.S. dollars as of the Evaluation Time.

                   Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

The Sponsor compensates intermediaries, such as broker/dealers and banks, for their activities that are intended to result in sales of Units of the Trust. This compensation includes dealer concessions described in the following section and may include additional concessions and other compensation and benefits to broker/dealers and other intermediaries.

Dealer Concessions.

Dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.25% of the Public Offering Price per Unit, subject to the reduced concession applicable to volume purchases as set forth in "Public Offering-Discounts for Certain Persons." However, for Units subject to a transactional sales charge which are purchased using redemption or termination proceeds or on purchases by Rollover Unit holders, this amount will be reduced to 1.3% of the sales price of these Units (0.75% for purchases of $1,000,000 or more).

Eligible dealer firms and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total sales per Trust                     Additional
(in millions)                             Concession
_____________________                     ___________
$1 but less than $3                       0.05%
$3 but less than $5                       0.10%
$5 or more                                0.15%

Dealers and other selling agents will not receive a concession on the sale of Units which are not subject to a transactional sales charge, but such Units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders with First Trust and provide First Trust with information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. Dealers and other selling agents who, during any consecutive 12-month period, sell at least $100 million, $250 million or $500 million worth of primary market units of unit investment trusts sponsored by us will receive a concession of $1,000, $2,500 or $5,000, respectively, in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to the banks in the amounts shown above. Payments of additional concessions described in this and the preceding paragraph may create an incentive for intermediaries and their agents to sell or recommend First Trust products, including the Trust, over products offered by other sponsors or fund companies.

Other Compensation and Benefits to Broker/Dealers.

The Sponsor, at its own expense and out of its own profits, currently provides additional compensation and benefits to broker/dealers who sell shares of Units of this Trust and other First Trust products. This compensation is intended to result in additional sales of First Trust products and/or compensate broker/dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of First Trust products by the intermediary or its agents, the placing of First Trust products on a preferred or recommended product list, access to an intermediary's personnel, and other factors. The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining shelf space in broker/dealer firms and similar activities designed to promote the sale of the Sponsor's products. The Sponsor makes such payments to a substantial majority of intermediaries that sell First Trust products. Payments of such additional compensation, some of which may be characterized as "revenue sharing," may create an incentive for financial intermediaries and their agents to sell or recommend a First Trust product, including the Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your Units.

Advertising and Investment Comparisons.

Advertising materials regarding a Trust may discuss several topics, including: developing a long-term financial plan; working with your financial professional; the nature and risks of various investment strategies and unit investment trusts that could help you reach your financial goals; the importance of discipline; how a Trust operates; how securities are selected; various unit investment trust features such as convenience and costs; and options available for certain types of unit investment trusts. These materials may include descriptions of the principal businesses of the companies represented in each Trust, research analysis of why they were selected and information relating to the qualifications of the persons or entities providing the research analysis. In addition, they may include research opinions on the economy and industry sectors included and a list of investment products generally appropriate for pursuing those recommendations.

From time to time we may compare the estimated returns of a Trust (which may show performance net of the expenses and charges a Trust would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance. We may also, from time to time, use advertising which classifies trusts or portfolio securities according to capitalization and/or investment style.

                   The Sponsor's Profits

We will receive a gross sales commission equal to the maximum transactional sales charge per Unit for each Trust less any reduction as stated in "Public Offering." We will also receive the amount of any accrued and collected creation and development fee. Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments"). During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                   The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees and Trustee costs to transfer and record the ownership of Units. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                   How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                   Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of the Trusts from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts, and will be compensated for providing portfolio supervisory services and evaluation services as well as bookkeeping and other administrative services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts. As Sponsor, we will receive brokerage fees when the Trusts use us (or an affiliate of ours) as agent in buying or selling Securities.

The fees payable to First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fee paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The "creation and development fee" is a charge of $.050 per Unit outstanding at the end of the initial offering period. The Trustee will deduct this amount from a Trust's assets as of the close of the initial offering period. We do not use this fee to pay distribution expenses or as compensation for sales efforts. This fee will not be deducted from your proceeds if you sell or redeem your Units before the end of the initial offering period.

In addition to a Trust's operating expenses and those fees described above, the Trusts may also incur the following charges:

- A quarterly license fee (which will fluctuate with a Trust's net asset value) payable by certain of the Trusts for the use of certain trademarks and trade names of Dow Jones, Standard & Poor's, The Nasdaq Stock Market, Inc., the New York Stock Exchange and/or Value Line(R).

- All legal expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust;

- Foreign custodial and transaction fees, if any; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Accounts, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

                        Tax Status

United States Taxation.

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust asset when such income would be considered to be received by you if you directly owned a Trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay Trust expenses (including the deferred sales charge, if any).

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units, generally including sales charges, among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 5% for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2009.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

In addition, it should be noted that certain dividends received by a Trust may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding requirements are satisfied. These special rules relating to the taxation of dividends at capital gains rates generally apply to taxable years beginning before January 1, 2009.

Rollovers.

If you elect to have your proceeds from a Trust rolled over into the next series of such Trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your Units of a Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Securities or other Trust assets under the wash sale provisions of the Internal Revenue Code.

In-Kind Distributions.

Under certain circumstances, as described in this prospectus, you may request a distribution of Securities (an "In-Kind Distribution") from any of the Trusts except the Global Target 15 Portfolio when you redeem your Units or at a Trust's termination. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a Trust asset or a fractional share of a Security held by such Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust asset or fractional share.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of a Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Distributions by a Trust that are treated as U.S. source income (e.g., dividends received on Securities of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. However, distributions by a Trust that are derived from certain dividends of Securities of a foreign corporation may not be subject to U.S. income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-U.S. persons.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

United Kingdom Taxation.

The following summary describes certain important U.K. tax consequences for certain U.S. resident Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary is intended to be a general guide only and is subject to any changes in law interpretation or practice occurring after the date of this prospectus. You should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. A U.K. resident individual who receives a dividend from a U.K. company is generally entitled to a tax credit which is offset against U.K. income tax liabilities.

As a U.S. resident Unit holder, you will not be able to claim any refund of the tax credit for dividends paid by U.K. companies.

Taxation of Capital Gains. U.S. investors who are neither resident nor ordinarily resident for U.K. tax purposes in the United Kingdom will not generally be liable for U.K. tax on gains arising on the disposal of Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio. However, they may be liable if, in the case of corporate holders, such persons carry on a trade in the U.K. through a permanent establishment, or in the case of individual holders, such persons carry on a trade, profession or vocation in the U.K. through a branch or agency and the Units are used, held or acquired for the purposes of such a trade, profession or vocation or such branch or agency or permanent establishment as the case may be. Individual U.S. investors may also be liable if they have previously been resident or ordinarily resident in the United Kingdom and become resident or ordinarily resident in the United Kingdom in the future.

Inheritance Tax. Individual U.S. investors who, for the purposes of the Estate and Gift Tax Convention between the United States and the United Kingdom, are domiciled in the United States and who are not U.K. nationals will generally not be subject to U.K. inheritance tax on death or on gifts of the Units made during their lifetimes, provided any applicable U.S. federal gift or estate tax is paid. They may be subject to U.K. inheritance tax if the Units are used in a business in the United Kingdom or relate to the performance of personal services in the United Kingdom.

Where the Units are held on trust, the Units will generally not be subject to U.K. inheritance tax unless the settlor, at the time of settlement, was domiciled in the United Kingdom, in which case they may be subject to U.K. inheritance tax.

It is very unlikely that the Units will be subject to both U.K.
inheritance tax and U.S. federal gift or estate tax. If they were, one of the taxes could generally be credited against the other.

Stamp Tax. A sale of Securities listed in the FT Index will generally result in either U.K. stamp duty or stamp duty reserve tax ("SDRT") being payable by the purchaser. The Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio each paid this tax when they acquired Securities. When the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio sell Securities, it is anticipated that any U.K. stamp duty or SDRT will be paid by the purchaser.

Hong Kong Taxation.

The following summary describes certain important Hong Kong tax consequences to certain U.S. Unit holders who hold Units in the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio as capital assets. This summary assumes that you are not carrying on a trade, profession or business in Hong Kong and that you have no profits sourced in Hong Kong arising from the carrying on of such trade, profession or business. This summary is intended to be a general guide only and is subject to any changes in Hong Kong or U.S. law occurring after the date of this prospectus and you should consult your own tax advisor about your particular circumstances.

Taxation of Dividends. Dividends you receive from the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio relating to Hong Kong issuers are not taxable and therefore will not be subject to the deduction of any withholding tax.

Profits Tax. Unless you are carrying on a trade, profession or business in Hong Kong you will not be subject to profits tax imposed by Hong Kong on any gain or profits made on the realization or other disposal of your Units.

Estate Duty. Units of the Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio, or the Target VIP Conservative Equity Portfolio do not give rise to Hong Kong estate duty liability.

                     Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                  Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form. All Fee Accounts Units, however, will be held in uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of your Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

             Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust. Dividends received on foreign Securities, if any, are converted into U.S. dollars at the applicable exchange rate.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses, on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, unless you are a Rollover Unit holder, you will receive the pro rata share of the money from the sale of the Securities. However, if you own Units of any of the Trusts except the Global Target 15 Portfolio, you may elect to receive an In-Kind Distribution as described under "Amending or Terminating the

Indenture." All Unit holders will receive a pro rata share of any other assets remaining in their Trust, after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of that Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. There is no transactional sales charge on Units acquired through the Distribution Reinvestment Option, as discussed under "Public Offering." This option may not be available in all states. PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                   Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Certain broker/dealers may charge a transaction fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such transaction fees. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account of a Trust if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account of a Trust. The IRS will require the Trustee to withhold a portion of your redemption proceeds if the Trustee does not have your TIN as generally discussed under "Income and Capital Distributions."

If you tender at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq (R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio or the Target Small-Cap Portfolio, or 5,000 Units of the the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, to be eligible to participate in the In-Kind Distribution option at redemption, Fee Accounts Unit holders must hold their Units through the end of the initial offering period. No In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. This option is generally eligible only for stocks traded and held in the United States, thus excluding most foreign Securities. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the eligible Securities that make up the portfolio, and cash from the Capital Account equal to the non-eligible Securities and fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate underlying value of the Securities held in that Trust;
and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and

deducting

1. any applicable taxes or governmental charges that need to be paid out of such Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of such Trust, if any;

4. cash held for distribution to Unit holders of record of such Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by such Trust; and

dividing

1. the result by the number of outstanding Units of such Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, during the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

                 Investing in a New Trust

Each Trust's portfolio has been selected on the basis of capital appreciation potential for a limited time period. When each Trust is about to terminate, you may have the option to roll your proceeds into the next series of a Trust (the "New Trusts") if one is available. We intend to create the New Trusts in conjunction with the termination of the Trusts and plan to apply the same strategy we used to select the portfolio for the Trusts to the New Trusts.

If you wish to have the proceeds from your Units rolled into a New Trust you must notify the Trustee in writing of your election by the Rollover Notification Date stated in the "Summary of Essential Information." As a Rollover Unit holder, your Units will be redeemed and the underlying Securities sold by the Trustee, in its capacity as Distribution Agent, during the Special Redemption and Liquidation Period. The Distribution Agent may engage us or other brokers as its agent to sell the Securities.

Once all of the Securities are sold, your proceeds, less any brokerage fees, governmental charges or other expenses involved in the sales, will be used to buy units of a New Trust or trust with a similar investment strategy that you have selected, provided such trusts are registered and being offered. Accordingly, proceeds may be uninvested for up to several days. Units purchased with rollover proceeds will generally be purchased subject to the maximum remaining deferred sales charge and creation and development fee on such units (currently expected to be $.195 per unit), but not the initial sales charge. Units purchased using proceeds from Fee Accounts Units will generally not be subject to any transactional sales charge.

We intend to create New Trust units as quickly as possible, depending on the availability of the Securities contained in a New Trust's portfolio. Rollover Unit holders will be given first priority to purchase New Trust units. We cannot, however, assure the exact timing of the creation of New Trust units or the total number of New Trust units we will create. Any proceeds not invested on behalf of Rollover Unit holders in New Trust units will be distributed within a reasonable time after such occurrence. Although we believe that enough New Trust units can be created, monies in a New Trust may not be fully invested on the next business day.

Please note that there are certain tax consequences associated with becoming a Rollover Unit holder. See "Tax Status." If you elect not to participate as a Rollover Unit holder ("Remaining Unit holders"), you will not incur capital gains or losses due to the Special Redemption and Liquidation, nor will you be charged any additional transactional sales charge. We may modify, amend or terminate this rollover option upon 60 days notice.

             Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders;

- The sale of Securities is necessary or advisable in order to maintain the qualification of a Trust as a "regulated investment company" in the case of a Trust which has elected to qualify as such; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of a Trust, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from the Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account of a Trust for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for the Trusts to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us, or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold.

           Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, each Trust will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information." The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by such Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire transactional sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, including Unit holders' participation as Rollover Unit holders, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 2,500 Units of The Dow(sm) DART 10 Portfolio, The Dow(sm) Target 5 Portfolio, The Nasdaq (R) Target 15 Portfolio, the NYSE(R) International Target 25 Portfolio, The S&P Target 24 Portfolio or the Target Small-Cap Portfolio, or 5,000 Units of the Target VIP Aggressive Equity Portfolio or the Target VIP Conservative Equity Portfolio or such other amount as required by your broker/dealer, the Trustee will send the registered account holders a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution of Securities (reduced by customary transfer and registration charges and subject to any additional restrictions imposed on Fee Accounts Units by "wrap fee" plans) rather than the typical cash distribution. See "Tax Status" and "Redeeming Your Units" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in either the Rollover Option or the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after your Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from a Trust any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

     Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, First Trust Portfolios L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $56 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 2004, the total consolidated partners' capital of First Trust Portfolios L.P. and subsidiaries was $31,922,259 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, telephone (800) 813-3074. If you have questions regarding your account or your Trust, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee has not participated in selecting the Securities; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trust; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                     Other Information

Legal Opinions.

Our counsel is Chapman and Cutler LLP, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Emmet, Marvin & Martin, LLP acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

The Trusts' statements of net assets, including the schedules of investments, as of the opening of business on the Initial Date of Deposit included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Sponsor, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

The Nasdaq Stock Market, Inc.

The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio are not sponsored, endorsed, sold or promoted by The Nasdaq Stock Market, Inc. (including its affiliates) (Nasdaq, with its affiliates, are referred to as the "Corporations"). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio. The Corporations make no representation or warranty, express or implied, to the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio or any member of the public regarding the advisability of investing in securities generally or in The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio particularly, or the ability of the Nasdaq-100 Index(R) to track general stock market performance. The Corporations' only relationship to the Sponsor ("Licensee") is in the licensing of the Nasdaq 100(R), Nasdaq-100 Index(R) and Nasdaq(R) trademarks or service marks, and certain trade names of the Corporations and the use of the Nasdaq-100 Index(R) which is determined, composed and calculated by Nasdaq without regard to Licensee or The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio into consideration in determining, composing or calculating the Nasdaq-100 Index(R). The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio to be issued or in the determination or calculation of the equation by which The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of The Nasdaq(R) Target 15 Portfolio or the Target VIP Aggressive Equity Portfolio.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP AGGRESSIVE EQUITY

PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX(R) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

                 This page is intentionally left blank.

Page 51


                             First Trust(R)

         The Dow(sm) Dividend And Repurchase Target 10 Portfolio,
                         2nd Quarter 2005 Series
                The Dow(sm) Target 5 Portfolio, 2nd Quarter 2005 Series Global Target 15 Portfolio, 2nd Quarter 2005 Series
       The Nasdaq(R) Target 15 Portfolio, 2nd Quarter 2005 Series NYSE(R) International Target 25 Portfolio, 2nd Quarter 2005 Series
          The S&P Target 24 Portfolio, 2nd Quarter 2005 Series
           Target Small-Cap Portfolio, 2nd Quarter 2005 Series
     Target VIP Aggressive Equity Portfolio, 2nd Quarter 2005 Series Target VIP Conservative Equity Portfolio, 2nd Quarter 2005 Series
                                 FT 950

                                Sponsor:

                       FIRST TRUST PORTFOLIOS L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                          The Bank of New York

                           101 Barclay Street
                        New York, New York 10286
                             1-800-813-3074
                          24-Hour Pricing Line:
                             1-800-784-1069
                        ________________________

When Units of the Trusts are no longer available, this prospectus may be used as a preliminary prospectus for a future series, in which case you should note the following:

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE
  MAY NOT SELL, OR ACCEPT OFFERS TO BUY, SECURITIES OF A FUTURE SERIES UNTIL THAT SERIES HAS BECOME EFFECTIVE WITH THE SECURITIES AND EXCHANGE
COMMISSION. NO SECURITIES CAN BE SOLD IN ANY STATE WHERE A SALE WOULD BE
                                ILLEGAL.
                        ________________________

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-122478) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

 Information about the Trusts is available on the EDGAR Database on the
                      Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.; Washington, D.C. 20549-0102 e-mail address: publicinfo@sec.gov


                             March 31, 2005


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 52


                             First Trust(R)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of the unit investment trust contained in FT 950 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information you should consider before investing in the Trusts. This Information Supplement should be read in conjunction with the prospectus for the Trust in which you are considering investing.


This Information Supplement is dated March 31, 2005. Capitalized terms have been defined in the prospectus.


                            Table of Contents
Dow Jones & Company, Inc.                                             1
Standard & Poor's                                                     2
The Nasdaq Stock Market, Inc.                                         2
Value Line Publishing, Inc.                                           2
New York Stock Exchange                                               3
Risk Factors
   Securities                                                         3
   Small-Cap Companies                                                3
   Dividends                                                          4
   Foreign Issuers                                                    4
      United Kingdom                                                  5
      Hong Kong                                                       5
   Exchange Rate                                                      6
Litigation
   Tobacco Industry                                                  10
Concentrations
   Consumer Products                                                 10
   Financial Services                                                11
   Healthcare                                                        13
   Information Technology                                            14
Securities
   The Dow(sm) DART 5 Strategy Stocks                                15
   The Dow(sm) DART 10 Strategy Stocks                               15
   The Dow(sm) Target 5 Strategy Stocks                              16
   Global Target 15 Strategy Stocks                                  16
   The Nasdaq(R) Target 15 Strategy Stocks                           17
   NYSE(R) International Target 25 Strategy Stocks                   18
   The S&P Target 24 Strategy Stocks                                 20
   Target Small-Cap Strategy Stocks                                  21
   Value Line(R) Target 25 Strategy Stocks                           23

Dow Jones & Company, Inc.

The Trusts are not sponsored, endorsed, sold or promoted by Dow Jones & Company, Inc. ("Dow Jones"). Dow Jones makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly. Dow Jones' only relationship to the Sponsor is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average(sm), which is determined, composed and calculated by Dow Jones without regard to the Sponsor or the Trusts. Dow Jones has no obligation to take the needs of the Sponsor or the owners of the Trusts into consideration in determining, composing or calculating the Dow Jones Industrial Average(sm). Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Trusts to be issued or in the determination or calculation of the equation by which the Trusts are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE SPONSOR, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE(SM) OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Standard & Poor's

The Trusts are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trusts or any member of the public regarding the advisability of investing in securities generally or in the Trusts particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to the licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index, which is determined, composed and calculated by S&P without regard to the licensee or the Trusts. S&P has no obligation to take the needs of the licensee or the owners of the Trusts into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trusts or the timing of the issuance or sale of the Trusts or in the determination or calculation of the equation by which the Trusts are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trusts.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TRUSTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

The Nasdaq Stock Market, Inc.

The "Nasdaq 100(R)," "Nasdaq-100 Index(R)," and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and are licensed for use by us. The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio have not been passed on by the Corporations as to its legality or suitability. The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio are not issued, endorsed, sold, or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to The Nasdaq(R) Target 15 Portfolio and the Target VIP Aggressive Equity Portfolio.

Value Line Publishing, Inc.

Value Line Publishing, Inc.'s ("VLPI") only relationship to First Trust Portfolios L.P. is VLPI's licensing to First Trust Portfolios L.P. of certain VLPI trademarks and trade names and the Value Line(R) Timeliness(TM) Ranking System (the "System"), which is composed by VLPI without regard to First Trust Portfolios L.P., this Product or any investor. VLPI has no obligation to take the needs of First Trust Portfolios L.P. or any investor in the Product into consideration in composing the System. The Product results may differ from the hypothetical or published results of the Value Line(R) Timeliness(TM) Ranking System. VLPI is not responsible for and has not participated in the determination of the prices and composition of the Product or the timing of the issuance for sale of the Product or in the calculation of the equations by which the Product is to be converted into cash.

VLPI MAKES NO WARRANTY CONCERNING THE SYSTEM, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY IMPLIED WARRANTIES ARISING FROM USAGE OF TRADE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND VLPI MAKES NO WARRANTY AS TO THE POTENTIAL PROFITS OR ANY OTHER BENEFITS THAT MAY BE ACHIEVED BY USING THE SYSTEM OR ANY INFORMATION OR MATERIALS GENERATED THEREFROM. VLPI DOES NOT WARRANT THAT THE SYSTEM WILL MEET ANY REQUIREMENTS OR THAT IT WILL BE ACCURATE OR ERROR-FREE. VLPI ALSO DOES NOT GUARANTEE ANY USES, INFORMATION, DATA OR OTHER RESULTS GENERATED FROM THE SYSTEM. VLPI HAS NO OBLIGATION OR LIABILITY (I) IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR TRADING OF THE PRODUCT; OR (II) FOR ANY LOSS, DAMAGE, COST OR EXPENSE SUFFERED OR INCURRED BY ANY INVESTOR OR OTHER PERSON OR ENTITY IN CONNECTION WITH THIS PRODUCT, AND IN NO EVENT SHALL VLPI BE LIABLE FOR ANY LOST PROFITS OR OTHER CONSEQUENTIAL, SPECIAL, PUNITIVE, INCIDENTAL, INDIRECT OR EXEMPLARY DAMAGES IN CONNECTION WITH THE PRODUCT.

New York Stock Exchange

"NYSE (R)" is a registered service mark of, and "NYSE International 100 Index(SM)" is a service mark of, New York Stock Exchange, Inc. ("NYSE"). NYSE has no relationship to First Trust Portfolios, L.P. other than the licensing of the "NYSE International 100 Index(SM)" and the service marks referenced above for use in connection with the NYSE (R) International Target 25 Portfolio.

NYSE does not: sponsor, endorse, sell or promote NYSE (R) International Target 25 Portfolio; recommend that any person invest in the NYSE (R) International Target 25 Portfolio or any other securities; have any responsibility or liability for or make any decision about the timing, amount or pricing of the NYSE (R) International Target 25 Portfolio; have any responsibility or liability for the administration, management or marketing of the NYSE (R) International Target 25 Portfolio; consider the needs of the NYSE (R) International Target 25 Portfolio or the owners of the NYSE (R) International Target 25 Portfolio in determining, composing or calculating the NYSE International 100 Index(SM) or have any obligation to do so.

NYSE will not have any liability in connection with the NYSE (R) International Target 25 Portfolio. Specifically, NYSE does not make any warranty, express or implied, and NYSE disclaims any warranty about: the results to be obtained by the NYSE (R) International Target 25 Portfolio, the owner of the NYSE (R) International Target 25 Portfolio, or any other relevant person in connection with the use of the Index and the data included in the Index; the accuracy or completeness of the Index and its data; the merchantability or fitness for a particular purpose or use of the Index and its data. NYSE will have no liability for any errors, omissions or interruptions in the Index or its data. Under no circumstances will NYSE be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if NYSE knows that they might occur. The licensing agreement between First Trust Portfolios, L.P. and NYSE is solely for their benefit and not for the benefit of the owners of the NYSE (R) International Target 25 Portfolio or any other third parties.

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Small-Cap Companies. While historically small-cap company stocks have outperformed the stocks of large companies, the former have customarily involved more investment risk as well. Small-cap companies may have limited product lines, markets or financial resources; may lack management depth or experience; and may be more vulnerable to adverse general market or economic developments than large companies. Some of these companies may distribute, sell or produce products which have recently been brought to market and may be dependent on key personnel.

The prices of small company securities are often more volatile than prices associated with large company issues, and can display abrupt or erratic movements at times, due to limited trading volumes and less publicly available information. Also, because small cap companies normally have fewer shares outstanding and these shares trade less frequently than large companies, it may be more difficult for the Trusts which contain these Securities to buy and sell significant amounts of such shares without an unfavorable impact on prevailing market prices.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Cumulative preferred stock dividends must be paid before common stock dividends, and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stockholders are also generally entitled to rights on liquidation which are senior to those of common stockholders.

Foreign Issuers. Since all of the Securities in the NYSE (R) International Target 25 Portfolio and certain of the Securities in the Global Target 15 Portfolio, The Nasdaq(R) Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio consist of securities of foreign issuers, an investment in these Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for such Trusts.

Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the United States dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities. See "Exchange Rate" below.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to such Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to such Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of such Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to a Trust relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by a Trust will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

United Kingdom. The emphasis of the United Kingdom's economy is in the private services sector, which includes the wholesale and retail sector, banking, finance, insurance and tourism. Services as a whole account for a majority of the United Kingdom's gross national product and makes a significant contribution to the country's balance of payments. The portfolios of the Trusts may contain common stocks of British companies engaged in such industries as banking, chemicals, building and construction, transportation, telecommunications and insurance. Many of these industries may be subject to government regulation, which may have a materially adverse effect on the performance of their stock. Gross domestic product (GDP) growth slipped in 2001-03 as the global downturn, the high value of the pound, and the bursting of the "new economy" bubble hurt manufacturing and exports. Still, the economy is one of the strongest in Europe with low inflation, interest rates and unemployment. The United Kingdom is a member of the European Union (the "EU") which was created through the formation of the Maastricht Treaty on European Union in late 1993. The Treaty has had the effect of eliminating most remaining trade barriers between the 15 member nations and has made Europe one of the largest common markets in the world. However, the effective implementation of the Treaty provisions is an ongoing process, and the rate at which trade barriers continue to be eliminated is uncertain at this time. Furthermore, the recent rapid political and social change throughout Europe make the extent and nature of future economic development in the United Kingdom and Europe and the impact of such development upon the value of Securities issued by United Kingdom companies impossible to predict.

A majority of the EU members converted their existing sovereign currencies to a common currency (the "euro") on January 1, 1999. The United Kingdom did not participate in this conversion on January 1, 1999 and the Sponsor is unable to predict if or when the United Kingdom will convert to the euro. The relatively good economic performance as of late has complicated the current regime's efforts to make a case for the United Kingdom to join the European Economic and Monetary Union (EMU), although the government has stipulated that a public referendum on adopting the euro will occur only after five economic tests are met. The five tests are concerned with the compatibility of the United Kingdom's business cycles and economic structures with EMU membership, the sufficiency of flexibility to react to potential shocks after accession, the creation of better conditions for firms looking to make long-term investments in the United Kingdom, the maintenance of the United Kingdom's competitive position and, finally, the promotion of higher growth, stability and lasting job creation. Most expect that a referendum will not take place until after the next general election. The Sponsor is unable to predict what impact, if any, adoption of the euro by the United Kingdom will have on any of the Securities issued by United Kingdom companies in the Trusts.

Hong Kong. Hong Kong, established as a British colony in the 1840's, reverted to Chinese sovereignty effective July 1, 1997. On such date, Hong Kong became a Special Administrative Region ("SAR") of China under the "one country, two systems" principle. Hong Kong's new constitution became the Basic Law (promulgated by China in 1990). Prior to July 1, 1997, the Hong Kong government followed a laissez-faire policy toward industry. There were no major import, export or foreign exchange restrictions. Regulation of business was generally minimal with certain exceptions, including regulated entry into certain sectors of the economy and a fixed exchange rate regime by which the Hong Kong dollar has been pegged to the U.S. dollar. Over the two decades leading up to and through 1996, the gross domestic product (GDP) tripled in real terms, equivalent to an average annual growth rate of 6%. However, Hong Kong's recent economic data has not been as encouraging. The economy grew only 0.6% in 2001 because of the world economic downturn, the September 11 events, and sluggish domestic demand. Economic performance improved only gradually in 2002, with real GDP expanding by a mere 2.3%. Hong Kong has been undergoing a painful economic adjustment process in the years following the Asian financial crisis. The economy suffered seriously along with the collapse of an overheated property market in the years following 1997, which resulted in the deflation that has persisted since November 1998, dampening investment and consumption. Unemployment has become a structural issue as a result of corporate streamlining and relocation of industry and services offshore, in particular to Mainland China. Another issue of concern is the escalating fiscal deficit that is estimated to reach 6.2% of GDP for 2003-04, up from 5.5% of GDP in 2002-03, mainly caused by dwindling revenues from land sales and property related income, and rapid expansion in public expenditure, a pressure that the Hong Kong government generally resisted until recent times. The lasting impact of the Asian financial crisis, as well as current international economic instability, is likely to continue to have a negative impact on the Hong Kong economy in the near future.

Although China committed by treaty to preserve for 50 years the economic and social freedoms enjoyed in Hong Kong prior to the reversion, the continuation of the economic system in Hong Kong going forward will be dependent on the Chinese government, and there can be no assurances that the commitment made by China regarding Hong Kong will be maintained. Prior to the reversion, legislation was enacted in Hong Kong designed to extend democratic voting procedures for Hong Kong's legislature. The Basic Law stipulates that, after a review in 2007, elections for Chief Executive and all members of the Legislative Council may be held by universal suffrage, which is the "ultimate aim" set by the Basic Law. However, China's current administration has taken a hard line on such steps that it thinks may lead to the democratization of Hong Kong, calling into question China's commitment to the "one country, two systems" model and to reform in general. Additionally, Hong Kong recently proposed legislation to implement Article 23 of the Basic Law, which stipulates that Hong Kong should enact laws on its own to prohibit any act of treason, secession, sedition or subversion against the central government of China. The draft legislation has since been withdrawn due to local and international concerns, most notably a mass protest rally on July 1st, 2003, organized in an effort to protect Hong Kong's rights and freedoms as guaranteed in the Basic Law and to uphold the "one country, two systems" principle. Any increase in uncertainty as to the future economic and political status of Hong Kong could have a materially adverse effect on the value of the Trust. The Sponsor is unable to predict the level of market liquidity or volatility which may occur as a result of a change in Hong Kong's economic or political status, both of which may negatively impact such Trust and the value of the Units.

The currency crisis which affected a majority of Asian markets in mid-1997 and beyond has forced Hong Kong leaders to address whether to devalue the Hong Kong dollar or maintain its peg to the U.S. dollar. During the volatile markets of 1998, the Hong Kong Monetary Authority (the "HKMA") acquired the common stock of certain Hong Kong issuers listed on the Hong Kong Stock Exchange in an effort to stabilize the Hong Kong dollar and thwart currency speculators. Government intervention may hurt Hong Kong's reputation as a free market and increases concerns that authorities are not willing to let Hong Kong's currency system function autonomously. This may undermine confidence in the Hong Kong dollar's peg to the U.S. dollar. Any downturn in economic growth or increase in the rate of inflation in China or Hong Kong could have a materially adverse effect on the value of the Trust.

Securities prices on the Hong Kong Stock Exchange, and specifically the Hang Seng Index, can be highly volatile and are sensitive to developments in Hong Kong and China, as well as other world markets. For example, the Hang Seng Index declined by approximately 31% in October, 1997 as a result of speculation that the Hong Kong dollar would become the next victim of the Asian currency crisis, and in 1989, the Hang Seng Index dropped 1,216 points (approximately 58%) in early June following the events at Tiananmen Square. During 1994, the Hang Seng Index lost approximately 31% of its value. From January through August of 1998, during a period marked by international economic instability and a global currency crisis, the Hang Seng Index declined by nearly 27%. Most recently, due to the outbreak of the Severe Acute Respiratory Syndrome
(SARS) during March to May of 2003, the Hang Seng Index dipped to its lowest level since 1998. The Hang Seng Index is subject to change, and de-listing of any issues may have an adverse impact on the performance of the Trust, although de-listing would not necessarily result in the disposal of the stock of these companies, nor would it prevent the Trust from purchasing additional de-listed Securities. In recent years, a number of companies have de-listed from the Hang Seng Index. In addition, as a result of Hong Kong's reversion to Chinese sovereignty, an increased number of Chinese companies could become listed on the Hong Kong Stock Exchange, thereby changing the composition of the stock market and, potentially, the composition of the Hang Seng Index.

Exchange Rate. The Global Target 15 Portfolio, the Target VIP Aggressive Equity Portfolio and the Target VIP Conservative Equity Portfolio contain Securities that are principally traded in foreign currencies and as such, involve investment risks that are substantially different from an investment in a fund which invests in securities that are principally traded in United States dollars. The United States dollar value of the portfolio (and hence of the Units) and of the distributions from the portfolio will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the rate of inflation in the respective economies compared to the United States, the impact of interest rate differentials between different currencies on the movement of foreign currency rates, the balance of imports and exports goods and services, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries.

The post-World War II international monetary system was, until 1973, dominated by the Bretton Woods Treaty which established a system of fixed exchange rates and the convertibility of the United States dollar into gold through foreign central banks. Starting in 1971, growing volatility in the foreign exchange markets caused the United States to abandon gold convertibility and to effect a small devaluation of the United States dollar. In 1973, the system of fixed exchange rates between a number of the most important industrial countries of the world, among them the United States and most Western European countries, was completely abandoned. Subsequently, major industrialized countries have adopted "floating" exchange rates, under which daily currency valuations depend on supply and demand in a freely fluctuating international market. Many smaller or developing countries have continued to "peg" their currencies to the United States dollar although there has been some interest in recent years in "pegging" currencies to "baskets" of other currencies or to a Special Drawing Right administered by the International Monetary Fund. In Europe, the euro has been developed. Currencies are generally traded by leading international commercial banks and institutional investors (including corporate treasurers, money managers, pension funds and insurance companies). From time to time, central banks in a number of countries also are major buyers and sellers of foreign currencies, mostly for the purpose of preventing or reducing substantial exchange rate fluctuations.

Exchange rate fluctuations are partly dependent on a number of economic factors including economic conditions within countries, the impact of actual and proposed government policies on the value of currencies, interest rate differentials between the currencies and the balance of imports and exports of goods and services and transfers of income and capital from one country to another. These economic factors are influenced primarily by a particular country's monetary and fiscal policies (although the perceived political situation in a particular country may have an influence as well-particularly with respect to transfers of capital). Investor psychology may also be an important determinant of currency fluctuations in the short run. Moreover, institutional investors trying to anticipate the future relative strength or weakness of a particular currency may sometimes exercise considerable speculative influence on currency exchange rates by purchasing or selling large amounts of the same currency or currencies. However, over the long term, the currency of a country with a low rate of inflation and a favorable balance of trade should increase in value relative to the currency of a country with a high rate of inflation and deficits in the balance of trade.

The following tables set forth, for the periods indicated, the range of fluctuation concerning the equivalent U.S. dollar rates of exchange and end-of-month equivalent U.S. dollar rates of exchange for the United Kingdom pound sterling, the Hong Kong dollar and the euro:

                         Foreign Exchange Rates

              Range of Fluctuations in Foreign Currencies

                 United Kingdom
Annual           Pound Sterling/          Hong Kong/             Euro/
Period           U.S. Dollar              U.S. Dollar            U.S. Dollar
_____            __________               ________               ________
1983             0.616-0.707              6.480-8.700
1984             0.670-0.864              7.774-8.050
1985             0.672-0.951              7.729-7.990
1986             0.643-0.726              7.768-7.819
1987             0.530-0.680              7.751-7.822
1988             0.525-0.601              7.764-7.912
1989             0.548-0.661              7.775-7.817
1990             0.504-0.627              7.740-7.817
1991             0.499-0.624              7.716-7.803
1992             0.499-0.667              7.697-7.781
1993             0.630-0.705              7.722-7.766
1994             0.610-0.684              7.723-7.750
1995             0.610-0.653              7.726-7.763
1996             0.583-0.670              7.732-7.742
1997             0.584-0.633              7.708-7.751
1998             0.584-0.620              7.735-7.749
1999             0.597-0.646              7.746-7.775            0.845-0.999
2000             0.605-0.715              7.774-7.800            0.968-1.209
2001             0.678-0.707              7.798-7.800            1.045-1.194
2002             0.621-0.709              7.799-7.800            0.953-1.164
2003             0.560-0.636              7.742-7.800            0.794-0.929
2004             0.514-0.568              7.763-7.800            0.738-0.844

Source: Bloomberg L.P.

                End of Month Exchange Rates                                   End of Month Exchange Rates
                   for Foreign Currencies                                  for Foreign Currencies (continued)

                   United Kingdom                                                United Kingdom
                   Pound Sterling/   Hong Kong/   Euro/                          Pound Sterling/  Hong Kong/   Euro/
Monthly Period     U.S. Dollar       U.S.Dollar   U.S. Dollar  Monthly Period    U.S. Dollar      U.S.Dollar   U.S. Dollar
________           __________        ______       ______       __________        ________         ______       ______
1998:                                                          2002:
 January           .613              7.735        N.A.          January          .709             7.799        1.164
 February          .609              7.743        N.A.          February         .706             7.799        1.150
 March             .598              7.749        N.A.          March            .701             7.800        1.147
 April             .598              7.747        N.A.          April            .686             7.799        1.110
 May               .613              7.749        N.A.          May              .687             7.800        1.070
 June              .600              7.748        N.A.          June             .652             7.799        1.009
 July              .613              7.748        N.A.          July             .640             7.800        1.023
 August            .595              7.749        N.A.          August           .645             7.800        1.018
 September         .589              7.749        N.A.          September        .638             7.800        1.014
 October           .596              7.747        N.A.          October          .639             7.800         .990
 November          .607              7.743        N.A.          November         .642             7.799         .994
 December          .602              7.746        N.A.          December         .621             7.799         .953
1999:                                                          2003:
 January           .608              7.748        .880          January          .607             7.800         .929
 February          .624              7.748        .907          February         .634             7.799         .927
 March             .621              7.750        .929          March            .632             7.799         .916
 April             .621              7.750        .946          April            .626             7.799         .894
 May               .624              7.755        .960          May              .611             7.799         .849
 June              .634              7.758        .966          June             .605             7.798         .869
 July              .617              7.762        .934          July             .621             7.799         .812
 August            .623              7.765        .947          August           .634             7.799         .910
 September         .607              7.768        .936          September        .602             7.742         .858
 October           .608              7.768        .948          October          .590             7.764         .863
 November          .626              7.767        .991          November         .581             7.765         .834
 December          .618              7.774        .994          December         .560             7.764         .794
2000:                                                          2004
 January           .619              7.780        1.030         January          .548             7.777         .801
 February          .633              7.783        1.037         February         .535             7.784         .800
 March             .628              7.787        1.047         March            .542             7.792         .812
 April             .645              7.789        1.096         April            .564             7.799         .835
 May               .666              7.792        1.066         May              .546             7.794         .820
 June              .661              7.796        1.050         June             .549             7.800         .820
 July              .667              7.799        1.079         July             .549             7.800         .832
 August            .691              7.799        1.126         August           .555             7.800         .821
 September         .678              7.796        1.132         September        .552             7.796         .804
 October           .698              7.797        1.178         October          .544             7.784         .781
 November          .702              7.799        1.145         November         .524             7.775         .753
 December          .670              7.800        1.060         December         .521             7.773         .738
2001:                                                          2005
 January           .683              7.799        1.067         January          .531             7.800         .767
 February          .692              7.800        1.082         February         .521             7.799         .756
 March             .706              7.800        1.140
 April             .699              7.799        1.127
 May               .705              7.800        1.182
 June              .707              7.800        1.178
 July              .702              7.800        1.141
 August            .688              7.800        1.096
 September         .678              7.800        1.097
 October           .688              7.800        1.110
 November          .702              7.800        1.116
 December          .687              7.798        1.124

Source: Bloomberg L.P.

The Evaluator will estimate current exchange rates for the relevant currencies based on activity in the various currency exchange markets. However, since these markets are volatile and are constantly changing, depending on the activity at any particular time of the large international commercial banks, various central banks, large multi-national corporations, speculators and other buyers and sellers of foreign currencies, and since actual foreign currency transactions may not be instantly reported, the exchange rates estimated by the Evaluator may not be indicative of the amount in United States dollars the Trusts would receive had the Trustee sold any particular currency in the market. The foreign exchange transactions of the Trusts will be conducted by the Trustee with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. Although foreign exchange dealers trade on a net basis, they do realize a profit based upon the difference between the price at which they are willing to buy a particular currency (bid price) and the price at which they are willing to sell the currency (offer price).

Litigation

Tobacco Industry. Certain of the issuers of Securities in the Trusts may be involved in the manufacture, distribution and sale of tobacco products. Pending litigation proceedings against such issuers in the United States and abroad cover a wide range of matters including product liability and consumer protection. Damages claimed in such litigation alleging personal injury (both individual and class actions), and in health cost recovery cases brought by governments, labor unions and similar entities seeking reimbursement for healthcare expenditures, aggregate many billions of dollars.

In November 1998, four of the largest tobacco companies in the United States entered into the Tobacco Master Settlement Agreement ("MSA") with 46 states to settle state lawsuits to recover costs associated with treating smoking-related illnesses. According to the MSA, the tobacco industry is projected to pay the settling states in excess of $200 billion over the next 25 years. Four states settled their tobacco cases separately from the MSA.

In March 2001, five states initiated court proceedings to stop R.J. Reynolds Tobacco Company ("R.J. Reynolds") from violating provisions of the MSA. The lawsuits, filed in state courts of Arizona, California, New York, Ohio and Washington, seek enforcement of restrictions on marketing, advertising and promotional activities that R.J. Reynolds agreed to under the terms of the MSA. In June 2002, a California court ruled that R.J. Reynolds unlawfully placed cigarette ads in magazines with a large percentage of readers aged 12-17, in violation of the MSA. As a result, R.J. Reynolds was ordered to pay $20 million in sanctions plus attorneys' fees and costs. An Arizona court also found R.J. Reynolds had violated the MSA. In July 2004, R.J. Reynolds and Brown & Williamson Tobacco Corporation ("B&W") combined R.J. Reynolds and the U.S. assets, liabilities and operations of B&W to form Reynolds American Inc.

On March 21, 2003, an Illinois trial court awarded $10.1 billion to plaintiffs in a class action lawsuit against Altria Group Inc.'s Philip Morris USA division ("Philip Morris"). As a result, Philip Morris was ordered to post a $12 billion bond, the amount of the award plus interest, while the verdict is being appealed. The bond amount that Philip Morris was actually forced to post was approximately $7.2 billion. The size of the award, unless reduced, may put the company at risk for filing for bankruptcy protection. In addition, because Philip Morris accounts for more than half of the annual tobacco-settlement payments to the states under the 1998 MSA, such payments could be in jeopardy. The large amount of the award and bond requirement has also had a negative affect on the company's debt ratings.

Additional pending and future litigation and/or legislation could adversely affect the value, operating revenues, financial position and sustainability of tobacco companies. The Sponsor is unable to predict the outcome of litigation pending against tobacco companies or how the current uncertainty concerning regulatory and legislative measures will ultimately be resolved. These and other possible developments may have a significant impact upon both the price of such Securities and the value of Units of Trusts containing such Securities.

Concentrations

Consumer Products. An investment in The Dow(sm) DART 10 Portfolio should be made with an understanding of the problems and risks inherent in an investment in the consumer products industry in general. These include the cyclicality of revenues and earnings, changing consumer demands, regulatory restrictions, product liability litigation and other litigation resulting from accidents, extensive competition (including that of low-cost foreign competition), unfunded pension fund liabilities and employee and retiree benefit costs and financial deterioration resulting from leveraged buy-outs, takeovers or acquisitions. In general, expenditures on consumer products will be affected by the economic health of consumers. A weak economy with its consequent effect on consumer spending would have an adverse effect on consumer products companies. Other factors of particular relevance to the profitability of the industry are the effects of increasing environmental regulation on packaging and on waste disposal, the continuing need to conform with foreign regulations governing packaging and the environment, the outcome of trade negotiations and the effect on foreign subsidies and tariffs, foreign exchange rates, the price of oil and its effect on energy costs, inventory cutbacks by retailers, transportation and distribution costs, health concerns relating to the consumption of certain products, the effect of demographics on consumer demand, the availability and cost of raw materials and the ongoing need to develop new products and to improve productivity.

Financial Services. An investment in Units of the Global Target 15 Portfolio should be made with an understanding of the problems and risks inherent in the bank and financial services sector in general. Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts because they generally have a portion of their assets invested in loans secured by real estate. Banks, thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have increased significantly and have undergone substantial change in recent years. To a great extent, these changes are embodied in the Financial Institutions Reform, Recovery and Enforcement Act; enacted in August 1989, the Federal Deposit Insurance Corporation Improvement Act of 1991, the Resolution Trust Corporation Refinancing, Restructuring, and Improvement Act of 1991 and the regulations promulgated under these laws. Many of the regulations promulgated pursuant to these laws have only recently been finalized and their impact on the business, financial condition and prospects of the Securities in a Trust's portfolio cannot be predicted with certainty. The Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Efforts to expand the ability of federal thrifts to branch on an interstate basis have been initially successful through promulgation of regulations, and legislation to liberalize interstate banking has recently been signed into law. Under the legislation, banks will be able to purchase or establish subsidiary banks in any state, one year after the legislation's enactment. Since mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. For example, the bank regulatory authorities have proposed substantial changes to the Community Reinvestment Act and fair lending laws, rules and regulations, and there can be no certainty as to the effect, if any, that such changes would have on the Securities in a Trust's portfolio. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The Sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on a Trust's portfolio.

The Federal Bank Holding Company Act of 1956 generally prohibits a bank holding company from (1) acquiring, directly or indirectly, more than 5% of the outstanding shares of any class of voting securities of a bank or bank holding company, (2) acquiring control of a bank or another bank holding company, (3) acquiring all or substantially all the assets of a bank, or (4) merging or consolidating with another bank holding company, without first obtaining Federal Reserve Board ("FRB") approval. In considering an application with respect to any such transaction, the FRB is required to consider a variety of factors, including the potential anti-competitive effects of the transaction, the financial condition and future prospects of the combining and resulting institutions, the managerial resources of the resulting institution, the convenience and needs of the communities the combined organization would serve, the record of performance of each combining organization under the Community Reinvestment Act and the Equal Credit Opportunity Act, and the prospective availability to the FRB of information appropriate to determine ongoing regulatory compliance with applicable banking laws. In addition, the federal Change In Bank Control Act and various state laws impose limitations on the ability of one or more individuals or other entities to acquire control of banks or bank holding companies.

The FRB has issued a policy statement on the payment of cash dividends by bank holding companies. In the policy statement, the FRB expressed its view that a bank holding company experiencing earnings weaknesses should not pay cash dividends which exceed its net income or which could only be funded in ways that would weaken its financial health, such as by borrowing. The FRB also may impose limitations on the payment of dividends as a condition to its approval of certain applications, including applications for approval of mergers and acquisitions. The Sponsor makes no prediction as to the effect, if any, such laws will have on the Securities or whether such approvals, if necessary, will be obtained.

Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates. Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business. Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and
(viii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulation. The Sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations would cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds ("Environmental Clean-up Laws or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRP's fail to do so, and to assign liability to PRP's. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been fully established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the Securities included in the Trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

Healthcare. The Dow(sm) Target 5 Portfolio is considered to be concentrated in common stocks of companies involved in advanced medical devices and instruments, drugs and biotech, healthcare/managed care, hospital management/health services and medical supplies which have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the healthcare and medical services sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.

Information Technology. An investment in Units of The Nasdaq (R) Target 15 Portfolio Trust should be made with an understanding of the problems and risks inherent in the technology sector. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse effect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.

Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Securities

The following information describes the common stocks selected through the application of each of the Strategies which comprise the various Trusts described in the prospectus.

                   The Dow(sm) DART 5 Strategy Stocks


Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                   The Dow(sm) DART 10 Strategy Stocks


Altria Group, Inc., headquartered in New York, New York, is the parent company of Kraft Foods, Philip Morris USA, Philip Morris International and Philip Morris Capital Corporation. The company is the world's largest producer and marketer of consumer packaged goods. Its brand names include "Marlboro," "Oreo," "Kraft," "Maxwell House" and "Nabisco."

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

The Home Depot, Inc., headquartered in Atlanta, Georgia, operates do-it-yourself warehouse stores in the United States, Canada and Chile. These stores sell a wide assortment of building material, home improvement, and lawn and garden products. The company also operates EXPO Design Centers in several states which offer interior design and renovation products.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Verizon Communications Inc., headquartered in New York, New York, provides wireline voice and data services, wireless services, Internet service and published directory information. The company also provides network services for the federal government including business phone lines, data services, telecommunications equipment and pay phones. The company operates worldwide.


                  The Dow(sm) Target 5 Strategy Stocks


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.


                    Global Target 15 Strategy Stocks

Dow Jones Industrial Average(sm) Companies


General Motors Corporation, headquartered in Detroit, Michigan, manufactures and sells cars and trucks worldwide under trademarks including "Chevrolet," "Pontiac," "Buick," "Saturn," "Cadillac" and "GMC Trucks."

JPMorgan Chase & Co., headquartered in New York, New York, conducts business in two broad spheres of activity: global financial services under the "JPMorgan" name, and commercial retail banking under the "Chase" name.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

SBC Communications Inc., headquartered in San Antonio, Texas, provides landline and wireless telecommunications services and equipment, directory advertising, publishing and cable television services.

Financial Times Industrial Ordinary Share Index Companies
_________________________________________________________


BT Group Plc, headquartered in London, England, provides telecommunication services, principally in the United Kingdom. The company's main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses, and the supply of telecommunication equipment for customers' premises.

Compass Group PLC, headquartered in Surrey, England, operates an international food service group, providing contract and concession catering services to businesses in over 90 countries. The company's customers are situated in a variety of locations, including airports, factories, offices, railway stations, healthcare institutions, retail stores, shopping malls, and schools and universities.

GKN Plc, headquartered in Worcestershire, England, is a world leader in the production of automotive driveline systems and transmission and engine components. The company also owns Meineke Discount Muffler.

Royal & Sun Alliance Insurance Group Plc, headquartered in London, England, is the holding company for the multi-national insurance companies Sun Alliance Group Plc and Royal Insurance Holdings Plc. The companies provide major classes of general and life insurance to customers in the United Kingdom, Australia, Canada, Scandinavia, South Africa and the United States.

Scottish Power Plc, headquartered in Glasgow, Scotland, is engaged in the generation, transmission, supply and distribution of electricity, gas supply, telecommunications, wastewater services and technology, both in the United Kingdom and the northwestern United States.


Hang Seng Index Companies
_________________________


The Bank of East Asia, Ltd., headquartered in Hong Kong, China, and its subsidiaries provide general banking and related financial services, and business corporate and investor services.

BOC Hong Kong (Holdings) Limited, headquartered in Hong Kong, China, is the parent of Bank of China (Hong Kong), which operates branches in Hong Kong as well as on mainland China.

Cathay Pacific Airways Limited, headquartered in Hong Kong, China, operates scheduled airline services. The company also provides airline catering, aircraft handling and engineering services.

Hang Lung Properties Limited, headquartered in Hong Kong, China, a subsidiary of Hang Lung Group Limited, is a property investment company. The company's principal activities are property investment and investment holding and, through its subsidiaries, property investment for rental income, car park management and property management.

PCCW Limited, headquartered in Hong Kong, China, through its subsidiaries, provides telecommunications, Internet access, multimedia services and related equipment. The company also offers computer, engineering, and other technical services in Hong Kong.


                 The Nasdaq(R) Target 15 Strategy Stocks


Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Electronic Arts Inc., headquartered in Redwood City, California, creates, markets, and distributes interactive entertainment software for a variety of hardware platforms.

Garmin Ltd., headquartered in George Town, Grand Cayman, Cayman Islands, is a provider of navigation, communications, and information devices, most of which are enabled by Global Positioning System (GPS) technology.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

Lam Research Corporation, headquartered in Fremont, California, designs, manufactures, markets and services semiconductor processing equipment used in the fabrication of integrated circuits.

Lincare Holdings Inc., headquartered in Clearwater, Florida, is one of the nation's largest providers of oxygen and other respiratory therapy services to patients in their homes.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PACCAR Inc., headquartered in Bellevue, Washington, makes light-, medium- and heavy-duty trucks and related aftermarket parts; and provides financing and leasing services to customers and dealers. In addition, the company sells general automotive parts and accessories through retail outlets.

QLogic Corporation, headquartered in Aliso Viejo, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Sears Holdings Corporation, headquartered in Hoffman Estates, Illinois, is a multi-line retailer that provides a wide array of merchandise and services through retail, service, credit, corporate and international segments.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.


             NYSE(R) International Target 25 Strategy Stocks


Canada
______

Alcan Inc., headquartered in Montreal, Quebec, Canada, is a multinational company which produces flexible and specialty packaging for a wide range of businesses in the aluminum industry. The company's operations include smelting, rolled products, extrusion, fabrication and recycling.

France
______

AXA S.A. (ADR), headquartered in Paris, France, is an insurance company which also provides related financial services. The company offers life and non-life insurance, reinsurance, savings and pension products, and asset management services.

Lafarge S.A., headquartered in Paris, France, supplies building materials to contractors, manufacturers and wholesalers. The company produces cement, concrete and aggregates, roofing, and gypsum products and markets its products in Europe, Africa, Asia, North America and Latin America.

Vivendi Universal S.A. (ADR), headquartered in Paris, France, provides a broad range of services in two primary business sectors: media and communications, and environmental services.

Germany
_______

Allianz AG (ADR), headquartered in Munich, Germany, is a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

BASF AG (ADR), headquartered in Ludwigshafen, Germany, is a chemical producing group. Its main fields of business are health and nutrition, colorants and finishing products, chemicals, plastics and fibers, and oil and gas.

Bayer AG (ADR), headquartered in Leverkusen, Germany, is a global company offering a range of products, including ethical pharmaceuticals, diagnostics and other healthcare products, agricultural products, polymers and chemicals.

DaimlerChrysler AG, headquartered in Stuttgart, Germany, designs, manufactures, assembles and sells cars and trucks under the names
"Mercedes-Benz," "Chrysler," "Plymouth," "Jeep" and "Dodge";
manufactures commercial vehicles; provides related financial services; and has aerospace operations.

Deutsche Telekom AG (ADR), headquartered in Bonn, Germany, is one of Europe's, and the world's, largest telecommunications services providers. The company offers domestic and international public fixed-link voice telephone service in Germany. The company also offers data transmission services, network services, on-line services, telephone directory publishing, dial-in information lines, paging and mobile telecommunications services, and supplies and services telecommunications equipment.

E.ON AG (ADR), headquartered in Dusseldorf, Germany, is a multi-national company which generates, distributes, and trades electricity to industrial, commercial and residential customers. Additionally, the company distributes gas and drinking water. The company also manufactures flexible ceramic membranes and polymers, buys and sells residential properties, and develops real estate.

Japan
_____

Hitachi, Ltd. (ADR), headquartered in Tokyo, Japan, manufactures communications and electronic equipment, heavy electrical and industrial machinery, and consumer electronics. The company's diverse product line ranges from nuclear power systems to kitchen appliances. The company also operates subsidiaries in the wire and cable, metal and chemical industries.

Honda Motor Co., Ltd. (ADR), headquartered in Tokyo, Japan, manufactures, distributes and provides financing for the sale of its motorcycles, automobiles and power products, including portable generators, power tillers and general purpose engines.

Kyocera Corporation (ADR), headquartered in Kyoto, Japan, designs and produces fine ceramic parts, ceramic IC packages and electronic components, as well as optical instruments. The company is a global producer of high tech solutions in the fields of electronics, telecommunications, metal processing, automotive components and optics.

Matsushita Electric Industrial Co., Ltd. (ADR), headquartered in Osaka, Japan, manufactures electronic products, including home appliances, audio and video, computer peripherals, telecommunications, industrial equipment, and electronic parts. The company markets products under the brand names "Panasonic," "Technics," "Victor," "JVC," and "Quasar."

Mitsubishi Tokyo Financial Group, Inc. (ADR), headquartered in Tokyo, Japan, is a holding company overseeing all the operations of Bank of Tokyo Mitsubishi (BTM), Mitsubishi Trust Bank (MTB) and Nippon Trust Bank (NTB) and their subsidiaries.

Nippon Telegraph & Telephone Corporation (ADR), headquartered in Tokyo, Japan, provides telephone, telegraph, leased circuits, data communication, terminal equipment sales, and related services. The company provides both local and long distance telecommunication services within Japan.

NTT DoCoMo, Inc. (ADR), headquartered in Tokyo, Japan, provides various types of telecommunications services including cellular phone, personal handyphone system (PHS), paging, and other telephone, satellite mobile communication and wireless Private Branch Exchange (PBX) system services. The company also sells cellular phones, PNS, car phones and pagers.

Toyota Motor Corporation (ADR), headquartered in Toyota City, Japan, manufactures, sells, leases and repairs passenger automobiles, trucks, buses, boats and airplanes in Japan and internationally. The company also manages real estate, civil engineering and insurance businesses.

The Netherlands
_______________

ING Groep N.V. (ADR), headquartered in Amsterdam, the Netherlands, offers a comprehensive range of financial services worldwide, including life and non-life insurance, commercial and investment banking, asset management and related products.

Norway
______

Norsk Hydro ASA (ADR), headquartered in Oslo, Norway, transforms natural resources into industrial products and energy.The company also explores for and produces oil and gas. Products include mineral fertilizers, aluminium products, and magnesium, as well as industrial chemicals and petrochemicals. The company has operations worldwide.

South Korea
___________

Korea Electric Power Corporation (ADR), headquartered in Seoul, South Korea, builds and operates hydro-power, thermal-power, and nuclear power units in South Korea. The company also generates, transmits, and distributes electricity to South Korea and is majority owned by the Korean government.

SK Telecom Co., Ltd. (ADR), headquartered in Seoul, South Korea, provides wireless telecommunications services, including cellular and paging services, in Korea.

Spain
_____

Repsol YPF, S.A., headquartered in Madrid, Spain, explores for and produces crude oil and natural gas. Through its subsidiaries, the company also refines petroleum and transports petroleum products. Gasoline and other products are retailed through its chain of gasoline filling stations. Petroleum reserves are maintained in Spain, Asia, Latin America, the Middle East, North Africa and the United States.

Switzerland
___________

STMicroelectronics N.V., headquartered in Geneva, Switzerland, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

United Kingdom
______________

Vodafone Group Plc (ADR), headquartered in Newbury, Berkshire, England, provides mobile telecommunication services, supplying its customers with digital and analog cellular telephone, paging and personal communications services. The company offers its services in many countries, including Australia, Egypt, Fiji, France, Germany, Greece, Malta, the Netherlands, New Zealand, South Africa, Sweden, Uganda and the United States.


                    The S&P Target 24 Strategy Stocks

Adobe Systems Incorporated, headquartered in San Jose, California, develops, markets and supports computer software products and technologies that enable users to express and use information across all print and electronic media.

The Allstate Corporation, headquartered in Northbrook, Illinois, through subsidiaries, writes property-liability insurance, primarily private passenger automobile and homeowners policies. The company also offers life insurance, annuity and group pension products.

American Power Conversion Corporation, headquartered in West Kingston, Rhode Island, designs, develops, makes and markets a line of uninterruptible power supply products, electrical surge protection devices, power conditioning products and associated software and interface cables. The company's products are designed for use with personal computers, engineering work stations, networking equipment and other electronic equipment.

Autodesk, Inc., headquartered in San Rafael, California, is a software design and digital content company for the architectural design and land development, manufacturing, utilities, telecommunications, and media and entertainment industries.

C.R. Bard, Inc., headquartered in Murray Hill, New Jersey, develops, manufactures and markets healthcare products, including vascular, urological and oncological diagnosis and intervention products, sold worldwide to hospitals, healthcare professionals, and extended care and alternate site facilities.

ChevronTexaco Corporation, headquartered in San Francisco, California, is engaged in fully integrated petroleum operations, chemicals operations, and coal mining through subsidiaries and affiliates worldwide. The company markets its petroleum products under brand names such as "Chevron," "Texaco," "Caltex," "Havoline" and "Delo." The company is also developing businesses in the areas of e-commerce and technology.

The Clorox Company, headquartered in Oakland, California, manufactures and sells household products, including the brand names "Armor All," "Black Flag," "Brita," "Clorox," "Combat," "Fresh Step," "Glad," "Hidden Valley," "Jonny Cat," "Kingsford," "Liquid-Plumr," "Pine-Sol," "S.O.S.," "STP," "Scoop Away" and "Tilex."

Dollar General Corporation, headquartered in Goodlettsville, Tennessee, owns and operates general merchandise retail stores located predominantly in small towns in the midwestern and southeastern United States, operating under the name "Dollar General Stores."

Ecolab Inc., headquartered in St. Paul, Minnesota, is engaged in the development and marketing of products and services for the hospitality, institutional and industrial markets.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Equifax Inc., headquartered in Atlanta, Georgia, principally provides information services to businesses to help them grant credit and authorize and process credit cards and check transactions.

Exxon Mobil Corporation, headquartered in Irving, Texas, explores for, produces, transports and sells crude oil and natural gas petroleum products. The company also explores for and mines coal and other minerals properties; makes and sells petrochemicals; and owns interests in electrical power generation facilities.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Harley-Davidson, Inc., headquartered in Milwaukee, Wisconsin, designs, manufactures and sells heavyweight touring and custom motorcycles and related products and accessories internationally. The company also provides financing and insurance services for its products.

Hershey Foods Corporation, headquartered in Hershey, Pennsylvania, manufactures, distributes and sells consumer food products. The company produces and distributes a line of chocolate and non-chocolate, confectionery and grocery products in the United States and internationally.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

PPG Industries, Inc., headquartered in Pittsburgh, Pennsylvania, makes protective and decorative coatings, flat and fabricated glass, continuous-strand fiber glass products, and chlor-alkali and specialty chemicals.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

SAFECO Corporation, headquartered in Seattle, Washington, through its operating subsidiaries, is engaged in property and casualty insurance, surety, life insurance and asset management.

Sigma-Aldrich Corporation, headquartered in St. Louis, Missouri, develops, makes and distributes a range of biochemicals, organic chemicals, chromatography products and diagnostic reagents. The company also makes metal products used in the installation and retrofitting of electrical, mechanical and telecommunication applications.

SLM Corporation, headquartered in Reston, Virginia, provides a wide range of financial services, processing capabilities and information technology to meet the needs of educational institutions, lenders and students.

UST Inc., headquartered in Greenwich, Connecticut, through its subsidiaries, manufactures and sells smokeless tobacco products (snuff and chewing tobacco), wines and craft beers, and premium cigars.

Yum! Brands, Inc., headquartered in Louisville, Kentucky, owns and franchises and licenses quick-service restaurants worldwide. The company's restaurants include "A&W All-American Food Restaurants," "KFC," "Long John Silver's," "Pizza Hut" and "Taco Bell." They serve chicken, pizza, seafood, root beer, hamburgers and Mexican food.


                    Target Small-Cap Strategy Stocks


American Physicians Capital, Inc., headquartered in East Lansing,
Michigan, is an insurance holding company that writes medical professional liability insurance through its subsidiary, American
Physicians Assurance Corporation.

ANSYS, Inc., headquartered in Canonsburg, Pennsylvania, develops, markets and supports software solutions for design analysis and optimization in order to accelerate product time to market, improve engineering processes and optimize product quality and safety.

Biosite Incorporated, headquartered in San Diego, California, is a research-based diagnostics company dedicated to the discovery and development of novel protein-based tests that improve a physician's ability to diagnose disease.

Blount International, Inc., headquartered in Portland, Oregon, is an international manufacturing and marketing company with sales in over 100 countries in two business segments: Outdoor Products and Industrial and Power Equipment.

The Cato Corporation, headquartered in Charlotte, North Carolina, is a women's fashion retailer offering fashion apparel and accessories in junior/missy and plus sizes under the names "Cato," "Cato Fashions," "Cato Plus" and "It's Fashion!", in 26 states, principally in the Southeast.

Charles River Associates Incorporated, headquartered in Boston,
Massachusetts, is an economic and business consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for businesses, law firms, accounting firms and governments.

Chattem, Inc., headquartered in Chattanooga, Tennessee, manufactures and markets branded consumer products, including over-the-counter toiletries and healthcare and skin care products. The company's products include "Gold Bond" medicated powder, "Icy Hot" topical analgesic, "Dexatrim" appetite suppressant, "Ban" deodorant and "Bullfrog" sunblock.

Chemed Corporation, headquartered in Cincinnati, Ohio, provides hospice services for patients with severe, life-limiting illnesses through its VITAS Healthcare Corporation subsidiary.

Compass Minerals International, Inc., headquartered in Overland Park, Kansas, is a salt producer in North America and the United Kingdom, and operates nine production facilities.

Electronics Boutique Holdings Corp., headquartered in West Chester, Pennsylvania, is a specialty retailer of electronic games. The company sells video games and PC entertainment software, supported by the sale of video game hardware, PC productivity software, PC accessories and related products.

General Cable Corporation, headquartered in Highland Heights, Kentucky, designs, develops, manufactures, markets and distributes copper, aluminum, and fiberoptic wire and cable products to communications, electrical and energy markets. The company operates worldwide.

Genesis HealthCare Corporation, headquartered in Kennett Square,
Pennsylvania, is a provider of healthcare and support services to the elderly in the United States.

Hologic, Inc., headquartered in Bedford, Massachusetts, is a developer, manufacturer and supplier of bone densitometers, mammography and breast biopsy devices, direct-to-direct X-ray systems, and other X-ray based imaging systems.

Ixia, headquartered in Calabasas, California, is a provider of multi-port traffic generation and performance analysis systems for the high-speed data communications market, including the Internet infrastructure and local, metropolitan and wide area networks.

j2 Global Communications, Inc., headquartered in Los Angeles,
California, provides outsourced, value-added messaging and communications services to individuals and businesses worldwide.

Laserscope, headquartered in San Jose, California, designs, manufactures, sells and services, on a worldwide basis, a line of medical laser systems and related energy devices for the medical office, outpatient surgical center and hospital markets.

Longview Fibre Company, headquartered in Longview, Washington, is a forest, paper and packaging products company engaged in three primary businesses: the ownership and management of timberlands in Oregon and Washington, which principally produce logs for sale; the ownership and operation of a pulp and paper mill, which produces kraft paper and paperboard; and the ownership and operation of converting plants, which produce finished products, such as corrugated containers.

Metals USA, Inc., headquartered in Houston, Texas, is a provider of value-added processed steel, aluminum and specialty metals, as well as manufactured metal components.

Nash-Finch Company, headquartered in Edina, Minnesota, is a food wholesaler that supplies products to independent supermarkets and military bases in the United States. The company also owns and operates supermarkets, warehouse stores, and mass merchandise stores, as well as a product-growing and marketing subsidiary in California.

The Nautilus Group, Inc., headquartered in Vancouver, Washington, is a marketer, developer and manufacturer of branded health and fitness products sold under such names as "Nautilus," "Bowflex," "Schwinn" and "StairMaster."

NCI Building Systems, Inc., headquartered in Houston, Texas, is an integrated manufacturer of metal products for the building industry.

Palomar Medical Technologies, Inc., heaquartered in Burlington,
Massachusetts, researches, develops, manufactures, markets, sells and services light-based products used to perform procedures addressing medical and cosmetic concerns.

The Pantry, Inc., headquartered in Sanford, North Carolina, operates an independently operated convenience store chain in the United States.

Penn Virginia Corporation, headquartered in Radnor, Pennsylvania, is engaged in the exploration, development and production of crude oil and natural gas, primarily in the eastern and Gulf Coast onshore areas of the United States.

Remington Oil & Gas Corporation, headquartered in Dallas, Texas, is an independent oil and gas exploration and production company.

SFBC International, Inc., headquartered in Miami, Florida, provides pharmaceutical and biotechnology companies with specialized drug development services primarily in the areas of Phase I and Phase II clinical trials and bioanalytical laboratory services.

Stein Mart, Inc., headquartered in Jacksonville, Florida, operates a retail chain offering fashionable, current-season, primarily branded merchandise comparable in quality and presentation to that of traditional department and fine specialty stores at prices typically 25% to 60% below those regularly charged by such stores.

Stratasys, Inc., headquartered in Eden Prairie, Minnesota, develops, manufactures, markets and services a family of three-dimensional printers and other rapid prototyping systems that enable engineers and designers to create physical models, tooling and prototypes out of plastic and other materials, directly from a computer-aided design (CAD) workstation.

SurModics, Inc., headquartered in Eden Prairie, Minnesota, is a provider of surface modification solutions to the medical device industry.

Teledyne Technologies Incorporated, headquartered in Los Angeles, California, is a provider of electronic components, instruments and communications products, including defense electronics, data acquisition and communications equipment for airlines and business aircraft, monitoring and control instruments for industrial and environmental applications and components, and subsystems for wireless and satellite communications. The company also provides systems engineering solutions and information technology services for space, defense and industrial applications.

Titanium Metals Corporation, headquartered in Denver, Colorado, is a vertically integrated titanium manufacturer.

UICI, headquartered in Dallas, Texas, offers primary health and life insurance and selected financial services to niche consumer and institutional markets.

United Fire & Casualty Company, headquartered in Cedar Rapids, Iowa, is engaged in the business of writing property and casualty insurance and life insurance in the United States through its subsidiaries.

United Industrial Corporation, headquartered in Hunt Valley, Maryland, is an advanced technology company applying its resources to the research, development and production of aerospace and military systems, electronics and components under defense contracts, and, to a lesser extent, to energy systems for industry and utilities.

Vail Resorts, Inc., headquartered in Vail, Colorado, owns and operates premier ski resort properties and manages a collection of luxury hotels located in proximity to the company's mountain operations. The company also holds, develops, buys and sells real estate in and around its resort communities.

Ventiv Health, Inc., headquartered in New York, New York, provides global marketing and sales services for pharmaceutical, biotechnology, medical device, and diagnostics companies.

W-H Energy Services, Inc., headquartered in Houston, Texas, is a diversified oilfield service company that provides products and services used for the drilling, completion and production of oil and natural gas wells.

Wheeling-Pittsburgh Corporation, headquartered in Wheeling, West
Virginia, is a producer of carbon flat rolled products for the construction, container, appliance, converter/processor, steel service center, automotive and other markets.

Whiting Petroleum Corporation, headquartered in Denver, Colorado, is engaged in oil and natural gas exploration, acquisition and production activities in the Gulf Coast/Permian Basin, Rocky Mountains, Michigan and Mid-Continent regions of the United States.

World Fuel Services Corporation, headquartered in Miami, Florida, markets marine and aviation fuel services.


                 Value Line(R) Target 25 Strategy Stocks


Abercrombie & Fitch Co. (Class A), headquartered in Reynoldsburg, Ohio, operates "Abercrombie & Fitch" stores selling high quality casual apparel for men and women from 15 to 50 years of age.

AK Steel Holding Corporation, headquartered in Middletown, Ohio, is a fully integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products.

American Eagle Outfitters, Inc., headquartered in Warrendale,
Pennsylvania, is a specialty retailer of men's and women's casual lifestyle apparel, footwear, and accessories.

Beazer Homes USA, Inc., headquartered in Atlanta, Georgia, is a single-family home builder with operations in Georgia, Arizona, California, Florida, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, Tennessee, Texas and Virginia.

Berry Petroleum Company, headquartered in Bakersfield, California, explores for, produces and markets natural gas and crude oil. The company has reserves and producing properties are in Los Angeles, Kern and Ventura counties in California.

Building Materials Holding Corporation, headquartered in San Francisco, California, specializes in providing construction services, manufacturing building components and installation, value engineering, and lumber and high-quality building materials to residential builders across the United States. The company's business focuses on both high-volume production homebuilders with national operations and low-volume custom production homebuilders.

Cleveland-Cliffs Inc., headquartered in Cleveland, Ohio, operates iron ore mines in the United States and eastern Canada. The company produces iron ore pellets, selling the majority of its product to integrated steel companies in the United States and Canada.

Cognizant Technology Solutions Corporation, headquartered in Teaneck, New Jersey, provides full life cycle solutions to complex software development and maintenance problems that companies face as they transition to e-business.

Commercial Metals Company, headquartered in Irving, Texas, manufactures, recycles, markets and distributes steel and metal products and related materials and services through a network of locations located throughout the United States and internationally.

EnCana Corp., headquartered in Calgary, Alberta, Canada, is a North American energy company engaged in the exploration, development, production and marketing of natural gas, crude oil and natural gas liquids.

EOG Resources, Inc., headquartered in Houston, Texas, is engaged in the exploration for, and the development, production and marketing of, natural gas and crude oil primarily in major producing basins in the United States, as well as in Canada, Trinidad and other international areas.

Hovnanian Enterprises, Inc. (Class A), headquartered in Red Bank, New Jersey, designs, constructs and markets multi-family attached condominium apartments and townhouses, and single family detached homes in planned residential developments.

KB HOME, headquartered in Los Angeles, California, is a builder of single-family homes, with domestic operations in six western states and international operations in France.

Lone Star Technologies, Inc., headquartered in Dallas, Texas, manufactures and markets oilfield casing, tubing, and line pipe through its subsidiaries. Products also include specialty tubing used in a variety of heat recovery applications, as well as flat rolled steel and other tubular products. The company markets its products to the oil and gas drilling industry and other industries.

M.D.C. Holdings, Inc., headquartered in Denver, Colorado, builds and sells single-family homes in Colorado, Arizona, California, Maryland, Nevada and Virginia. The company also originates mortgage loans primarily for its home buyers.

Nucor Corporation, headquartered in Charlotte, North Carolina, and its subsidiaries are engaged in the manufacture and sale of steel products, including hot-rolled, cold-rolled sheet, galvanized sheet, cold finished and more.

NVR, Inc., headquartered in McLean, Virginia, is a holding company that currently operates, through its subsidiaries, in two business segments: the construction and marketing of homes and mortgage banking.

OMI Corporation, headquartered in Stamford, Connecticut, operates as a bulk shipping company which provides seaborne transportation services, primarily of crude oil and petroleum products, in the international shipping market. The company's client base includes major independent and state-owned oil companies, oil traders and government entities.

PacifiCare Health Systems, Inc., headquartered in Cypress, California, offers managed care and other health insurance products to employer groups and Medicare beneficiaries in eight western states and Guam.

Quanex Corporation, headquartered in Houston, Texas, is engaged in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products and precision-formed metal products, serving the vehicular products and building products markets.

Rockwell Automation, Inc., headquartered in Milwaukee, Wisconsin, researches, develops and makes automation equipment and systems, avionics and communications products and systems. The company's products are sold to customers in both commercial and government markets.

The Ryland Group, Inc., headquartered in Calabasas, California, and subsidiaries consist of two business segments: homebuilding and financial services.

Southwestern Energy Company, headquartered in Houston, Texas, is a diversified energy company engaging in oil and gas exploration and production, and natural gas gathering, transmission, marketing and distribution.

Standard Pacific Corp., headquartered in Irvine, California, is a geographically diversified builder of single-family homes throughout the metropolitan markets of California, Arizona and Texas.

Toll Brothers, Inc., headquartered in Huntingdon Valley, Pennsylvania, designs, builds, markets and finances single-family detached and attached homes in middle and high income residential communities located mainly on land the company has developed in suburban residential areas. The company also provides financing to customers.


We have obtained the foregoing company descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     First  Trust  Portfolios,  L.P. is  covered  by  a  Brokers'
     Fidelity Bond, in the total amount of $2,000,000, the insurer being National Union Fire Insurance Company of
     Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits



                               S-1


                           SIGNATURES

     The Registrant, FT 950, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; FT 412; and FT 438; and FT 556 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 950, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 31, 2005.

                              FT 950

                              By  FIRST TRUST PORTFOLIOS, L.P.
                                        Depositor




                              By  Jason T. Henry
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                  TITLE*                 DATE


Judith M. Van Kampen         Director           )
                             of The Charger     )
                             Corporation, the   )   March 31, 2005
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )

Karla M. Van Kampen-Pierre   Director           )
                             of The Charger     )
                             Corporation, the   )   Jason T. Henry
                             General Partner of )   Attorney-in-Fact**
                             First Trust        )
                             Portfolios, L.P.   )

David G. Wisen               Director           )
                             of The Charger     )
                             Corporation, the   )
                             General Partner of )
                             First Trust        )
                             Portfolios, L.P.   )




       * The title of the person named herein represents his or her capacity in and relationship to First Trust
       Portfolios, L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of FT 597 (File No. 333-76518) and the same is hereby incorporated herein by this reference.

                               S-3


    CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We   consent  to  the  use  in  this  Amendment  No.  3   to
Registration Statement No. 333-122478 of FT 950 of our report dated March 31, 2005, appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the caption "Experts" in such Prospectus.





DELOITTE & TOUCHE LLP


Chicago, Illinois
March 31, 2005



                               S-4



                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.






                               S-5


                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust FT 785 and certain subsequent Series, effective December 9, 2003 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.1.1 Form of Trust Agreement for FT 950 and certain subsequent Series, effective March 31, 2005 among First Trust Portfolios, L.P., as Depositor, The Bank of New York, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3      Copy   of   Amended  and  Restated  Limited  Partnership
         Agreement of First Trust Portfolios, L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4 Copy of Articles of Incorporation of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of The Charger Corporation, the general partner of First Trust Portfolios, L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-48055] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1      Copy  of  Certificate of Ownership (included in  Exhibit
         1.1 filed herewith on page 2 and incorporated herein by reference).

                               S-6


2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Directors listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 333-
         76518] filed on behalf of FT 597.


                               S-7